2006 ANNUAL REPORT



Franklin
Financial
Services
Corporation



Contents

Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is Farmers and Merchants Trust Company (the Bank).

F&M TRUST

F&M Trust is a full-service bank offering investment, trust, commercial and retail services with twenty-three community offices in Franklin, Cumberland, Fulton and Huntingdon Counties.

Consolidated Financial Highlights

(amounts in thousands, except per share)	2006	2005	% increase (decrease)
Performance			
Net income	$ 7,570	$ 6,112	24
Return on equity	11.92%	11.13%	
Return on assets	1.07%	1.03%	
Return on average tangible equity*	13.42%	11.13%	
Return on average tangible assets*	1.09%	1.03%	
Shareholders' Value (per share)			
Diluted earnings per share	$ 2.10	$ 1.81	16
Regular cash dividends paid	0.99	0.95	4
Book value	19.01	16.61	14
Market value	27.30	25.25	8
Market value/book value ratio	143.61%	152.02%	
Price/earnings ratio	13.00	13.95	
Yield on cash dividends paid	3.66%	3.80%	
Safety and Soundness			
Leverage ratio (Tier 1)	7.60%	8.89%	
Risk-based capital ratio (Tier 1)	10.59%	12.58%	
Nonperforming assets/total assets	0.29%	0.13%	
Allowance for loan losses as a percentage of loans	1.30%	1.36%	
Net charge-offs/average loans	0.04%	(0.02%)	
Balance Sheet Highlights			
Total assets	$799,333	$621,357	29
Investment Securities	192,487	167,244	15
Loans, net	521,684	391,788	33
Deposits and customer repurchase agreements	673,705	508,868	32
Shareholders' equity	71,614	55,670	29
Trust assets under management (market value)	538,152	411,165	31

Per share information has been adjusted retroactively to reflect all stock splits and dividends.
*Excludes core deposit intangibles, goodwill and intangible amortization.

Summary of Selected Financial Data

(dollars in thousands, except per share)	2006	2005	2004	2003	2002
Summary of Operations					
Interest income	$ 40,902	$ 29,711	$ 24,809	$ 24,884	$ 27,388
Interest expense	19,956	12,173	8,819	9,057	11,801
Net interest income	20,946	17,538	15,990	15,827	15,587
Provision for loan losses	240	426	880	1,695	1,190
Net interest income after provision for loan losses	20,706	17,112	15,110	14,132	14,397
Noninterest income	8,257	6,995	7,093	7,740	5,903
Noninterest expense	19,296	17,058	15,996	14,659	13,531
Income before income taxes	9,667	7,049	6,207	7,213	6,769
Income tax	2,097	937	1,015	1,373	1,196
Net income	$ 7,570	$ 6,112	$ 5,192	$ 5,840	$ 5,573
Per Common Share					
Basic earnings	$ 2.11	$ 1.82	$ 1.54	$ 1.74	$ 1.66
Diluted earnings	2.10	1.81	1.54	1.74	1.66
Regular cash dividends paid	0.99	0.95	0.88	0.82	0.75
Special cash dividends paid	–	–	–	–	0.20
Balance Sheet Data (end of year)					
Total assets	$799,333	$621,357	$563,268	$549,702	$532,357
Loans, net	521,684	391,788	343,130	330,196	316,756
Deposits and Repurchase Agreements	673,705	508,868	441,704	410,742	409,865
Long-term debt	38,449	48,546	52,359	56,467	59,609
Shareholders' equity	71,614	55,670	54,643	51,858	47,228
Trust assets under management (market value)	538,152	411,165	410,491	337,796	351,970
Performance Measurements					
Return on average assets	1.07%	1.03%	0.93%	1.09%	1.07%
Return on average equity	11.92%	11.13%	9.77%	11.80%	12.04%
Return on average tangible assets*	1.09%	1.03%	0.93%	1.09%	1.07%
Return on average tangible equity*	13.42%	11.13%	9.77%	11.80%	12.04%
Dividend payout ratio**	47.03%	52.31%	56.82%	46.87%	57.31%
Average equity to average asset ratio	8.96%	9.28%	9.47%	9.25%	8.85%
Efficiency ratio	63.06%	66.39%	66.24%	60.23%	60.51%

*Excludes core deposit intangibles, goodwill and intangible amortization.
**Includes regular and special dividends declared.

Message to the Shareholders

Dear Shareholder:

Franklin Financial reported record earnings of $7,570,000 in 2006, representing a 23.9% increase over net income of $6,112,000 in 2005. Diluted earnings per share increased 16% from $1.81 in 2005 to $2.10 in 2006. The disparity between the 23.9% increase in net income and the 16% increase in EPS reflects the issuance of 492,611 additional shares in accordance with the plan of merger for the acquisition of Fulton Bancshares Corporation.

As shareholders, you received a 4.2% increase in regular cash dividends per share from $.95 per share in 2005 to $.99 per share in 2006. Excluding the special cash dividends paid in 2002, regular cash dividends have grown at an average rate of 7.56% over the past five years.



The market value of a share of Franklin Financial stock increased 8.1% from a closing price of $25.25 at year-end 2005 to $27.30 at December 31, 2006, bringing total return for the year to 12.04%.

On July 1st, we completed the acquisition of Fulton Bancshares Corporation ("Fulton") pursuant to the terms of a definitive agreement and plan of merger executed on January 23, 2006. Fulton Bancshares Corporation was the holding company for the $123,000,000 Fulton County National Bank and Trust Company, a national bank headquartered in McConnellsburg, Pennsylvania operating six community banking offices in Fulton, Franklin, and Huntingdon Counties. In connection with the merger, the Fulton County National Bank merged with and into Farmers and Merchants Trust Company of Chambersburg.

This transaction was valued at $23,530,000, which represented a multiple of 1.55 times Fulton's book value as of September 30, 2005, plus approximately $300,000 in transaction costs. Pursuant to the terms of the agreement, Franklin Financial issued 492,611 shares and paid $10,969,000 in cash to Fulton shareholders.

The conversion of Fulton's operating systems and customer accounts, which was completed on July 21st, was well executed and relatively uneventful. I would like to take this opportunity to thank each of the members of our conversion team for their hard work and dedication in making this event a success.

Management believes that F&M Trust has been well received in the communities previously served by Fulton and that this transaction has truly

Bill Snell,
President and CEO

benefited Fulton's customers in terms of added convenience, a broader array of products and services as well as more competitive loan and deposit rates. The communities served by our new offices in Fulton and Huntingdon Counties have also benefited from F&M Trust's tradition of community involvement and corporate citizenship.

In order to more effectively execute our marketing plans for Fulton and Huntingdon Counties, we have made some important additions to staff including Paul Johnston as Market Manager, Don Trego as Small Business Relationship Manager, and Jim Ifert as Personal Investment Counselor. In the months subsequent to the acquisition, we have experienced growth in deposits as well as commercial and consumer loan growth.

Franklin Financial's total assets at December 31, 2006 reached $799,300,000, a 28.6% increase over 2005. Total deposits and repurchase agreements increased 32.4% to $673,700,000 at year-end. Average core deposits (i.e. checking, savings, and interest bearing checking) increased by 5.1%, reflecting a changing deposit mix that has been a nationwide trend. Balances in low cost, non-maturity deposit accounts are declining as customers who parked money in these accounts when rates were low have been moving their funds to higher yielding money market accounts and CDs. Our Money Management Account, which is indexed to short-term interest rates, again recorded exceptional growth with a net increase of more than 1,400 accounts and a 60.1% increase in average balances. Overall, average deposits and repurchase agreements increased by 25% during 2006.

The communities served by our new offices in Fulton and Huntingdon Counties have benefited from our tradition of community involvement and corporate citizenship.

Net loans grew by 33.2% or $129,896,000 to $521,684,000 at year-end. On an average basis, the portfolio increased 23.8% net of the allowance. Our initiatives to emphasize commercial loan growth resulted in approximately $155,000,000 of closed commercial loan transactions which increased the average outstanding balance in this portfolio by $58,460,000 or 28.3%. Average consumer loan outstandings increased by 27.9% or $20,736,000 as a result of two effectively promoted home equity loan specials. Residential mortgage closings in 2006 declined 13.1% to $36,500,000 from $42,000,000 in 2005. Residential mortgage loan outstandings, excluding the impact of the Fulton Bancshares Corporation acquisition, continued to decline as we held fewer mortgage originations in our portfolio.

Net interest income increased 19.0% on a tax equivalent basis to $22,509,000 from $18,922,000 in 2005 driven primarily by growth in average interest earning assets. Our net interest margin in 2006 remained constant at 3.45% on a tax equivalent basis in spite of the pressures created by an inverted yield curve.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 11.91% and a Leverage Capital Ratio of 7.60%. These key ratios remain above the levels that federal bank regulators require for an institution to be considered "well capitalized".

Franklin Financial's safety and soundness indicators, as measured by the Allowance for Loan Losses as a percentage of both total loans and total nonperforming loans, continue to reflect our conservative posture at 1.30% and 294.37%

respectively. The provision for loan losses was $240,000 in 2006 versus $426,000 in 2005, representing the third consecutive year that we were able to reduce provision expense. Following two successive years in a "net recovery position", loan charge-offs in 2006 totaled $184,000 or .04%. The ratio of nonperforming assets/total assets increased from .13% at December 31, 2005 to .29% at year end 2006. This increase of $1,538,000 is directly attributable to our merger with Fulton Bancshares Corporation. The majority of these loans are well-collateralized, and we continue to receive regular payments and/or unscheduled principal reductions. The performance to date of the portfolio reinforces our initial determination, following an extensive due diligence, that many of Fulton County National Bank's loan problems stemmed from improper loan structure as well as ineffective ongoing credit risk management rather than unsound lending practices.

The market value of assets under management by our Investment and Trust Services Department increased by approximately 30.9% to $538,200,000 at December 31, 2006. This total includes a $41,000,000 short-term deposit into a custody account during December of which $20,000,000 was withdrawn in January, 2007. The balance in this account is anticipated to remain invested for an additional six to eighteen months. Assets under management as reported does not include approximately $75,000,000 in assets held at third-party brokers. Fee income, including revenue generated through the Personal Investment Centers, increased by $437,000 or 15.2% during 2006. Account acquisition activity levels in Fulton County subsequent to the Fulton acquisition continue to exceed our exceptions.

Revenues and profitability at Bankers Settlement Services – Capital Region, LLC, a bank-owned title insurance agency based in Harrisburg and



affiliated with Investors Title Insurance Company, declined in 2006, reflecting an overall decrease in residential mortgage originations at member banks during the year. An ongoing initiative to recruit new member banks in order to increase volume resulted in two additional banks commencing production in 2006. Mortgages originated by F&M Trust and insured by Bankers Settlement Services accounted for approximately 17% of the agency's total net premium revenue in 2006. The lending officers of F&M Trust achieved an overall penetration rate of 55% on residential mortgages closed.

Our investment in BankersRe Insurance Group, SPC (formerly Pennbanks Insurance Company, SPC), a captive reinsurance company owned by nine Pennsylvania community banks, continues to perform as projected. Our ownership enables Franklin Financial to participate in premium revenues on higher loan-to-value mortgage originations requiring private mortgage insurance (PMI). United Guaranty, as subsidiary of American International Group (AIG) serves as the private mortgage insurance underwriter. At year-end 2006, our portfolio of insured loans in force exceeded $21,000,000, and in the fourth quarter we received our second consecutive annual dividend in the amount of $21,600.

We are also able to offer Debt Protection Coverage on non-revolving consumer loans through BankersRe. Debt protection is a program that extinguishes all or part of the debt in the event of death, disability, or involuntary unemployment for a maximum of ten years. American General underwrites the program risk and cedes a portion of that risk to BankersRe. As of year-end 2006, our portfolio of non-revolving consumer loans with "protected balances" exceeded $8,800,000 generating approximately $83,000 in fee income up from $41,000 in 2005.



F&M Trust Management team (left to right): Mark Hollar, Karen Carmack, Ron Cekovich, Bill Snell, Mike Kugler, Sandy Small, Olaf Hasse, Ken Ditzler and Allen Rebok

Mortgage closings at American Home Bank, N.A. and its affiliates (AHB) declined from $807,096,000 in 2005 to $698,387,500 in 2006, reflecting both the lower level of mortgage activity during the year as well as management's decision to avoid offering "exotic" mortgage products, such as certain subprime, option ARM and non-documentation loans, which accounted for approximately 40% of the residential mortgage origination volume nationally during 2006. This reduction in volume coupled with an inverted yield curve reduced the net interest margin on AHB's pipeline of mortgages held for sale and construction/permanent loans, resulted in a loss of $99,511 for 2006. Franklin Financial accounts for its investment in American Home Bank on the equity method of accounting, reporting approximately 21% of AHB's earnings as non-interest income.

A number of new products and services were introduced during 2006 including enhancements to F&M Trust's Online Banking, which created a more user-friendly site with several new features, a commercial equipment leasing program, and a Health Savings Account which is accessible by check or debit card and provides a competitive rate of return on invested funds. We also introduced Better Business Checking, a package account targeted at small businesses that includes a free checking account, free Online Banking and Bill Pay, a no annual fee Franklin Busine$$Card (MasterCard Debit) and Courtesy Coverage for Business, an overdraft privilege service. We are delighted with the response to this package among small business owners.

During 2007, we plan to introduce a revised lineup of retail checking accounts with new features and benefits as well as to broaden our residential mortgage product offerings. We will also introduce check images online. Another important initiative will be an increased focus on small businesses in order to grow commercial loan outstandings as well as to cross-sell our deposit, cash management, leasing as well as investment and trust services. To support this initiative, we have created a new Small Business Relationship Manager position. In addition

Total Assets as dollars in millions



800
700
600
500
532
550
563
621
799
2002
2003
2004
2005
2006

Net Loans as dollars in millions



500
450
400
350
300
318
330
343
392
522
2002
2003
2004
2005
2006

Total Deposits & Repos as dollars in millions



660
600
540
480
420
410
411
442
509
674
2002
2003
2004
2005
2006

Net Income as dollars in thousands


7,500
6,500
5,500
4,500
5,573
5,840
5,192
6,112
7,570
2002
2003
2004
2005
2006

Regular Cash Dividends Paid as dollars per share


0.95
0.85
0.75
0.65
0.75
0.82
0.88
0.95
0.99
2002
2003
2004
2005
2006

ROE/ROA as percentage values


12
9
6
3
1.50
1.25
1.00
0.75
ROE 12.04
Tangible ROE 12.04
ROA 1.07
ROA 1.07
ROE 11.80
Tng. ROE 11.80
ROA 1.09
ROA 1.09
ROE 9.77
Tangible ROE 9.77
ROA 0.93
Tangible ROA 0.93
ROE 11.13
Tangible ROE 11.13
ROA 1.03
Tangible ROA 1.03
ROE 11.92
Tangible ROE 13.42
ROA 1.07
Tangible ROA 1.09
2002
2003
2004
2005
2006

to Don Trego who serves Fulton and Huntingdon Counties, we have added Denise Urban to service our Southern Franklin County Market, John Olyarnik in the Cumberland County Market, and Dave Campbell in the Chambersburg Market.

During the early fourth quarter of 2006, our twenty-third community office opened at Greencastle Marketplace. We have assembled an experienced staff from the local market and are very pleased with the performance of this office to date, including the acquisition of several significant new commercial and trust relationships. An additional investment to expand and strengthen our community office network is planned for 2007. Our twenty-fourth community office at Carlisle Crossing, between York and Trindle Roads in Cumberland County, will open early in the second quarter. This shopping center, which opened in 2006, includes several "draws" including Target, Kohl's, Pier One, PetSmart, Starbucks, Old Navy, and Red Robin. We also anticipate the construction of a new office to replace our current facility at Marion beginning in the second quarter as well as the opening of our twenty-fifth office to be located at the corner of Norland Avenue and Parkwood Drive in Chambersburg during the fourth quarter.

As we complete our 101st year as an independent community bank, we believe that Franklin Financial is positioned for continued growth and performance. Your continued support and interest as a Franklin Financial shareholder is greatly appreciated.

Sincerely,

William E. Snell, Jr.
President & CEO


MEMORIAL SQUARE
LINCOLN WAY EAST
WEST SIDE
ORCHARD PARK
NORLAND
PENN HALL
MENNO VILLAGE
ST. THOMAS

Background photo:
The executive and administrative offices of F&M Trust and FFSC are located in historic downtown Chambersburg, Pa.

Chambersburg Area

When F&M Trust opened its doors in 1906, the only location was in downtown Chambersburg. For the first fifty years, one downtown location met the needs of most customers. After all, the downtown was the hub of the community and business – retail, financial, professional, and even residential living.

By 1977, the community office network had grown in all directions, with locations to the east, west, north, and south. The trend continued with niche locations opening on the Penn Hall and Menno Village campuses of the Menno Haven Retirement Community, enhancing customer convenience. The St. Thomas office was added to the market following the acquisition of Fulton County National Bank & Trust Company in 2006.

Located in the middle of the bank's footprint along the Interstate 81 corridor, the population growth in the Chambersburg area has spurred new residential developments as well as retail shopping and business park projects.

The Chambersburg area is the largest market for the bank, consisting of a third of the community office locations and more than half of the bank's total deposits. F&M Trust holds the top market share position in Franklin County, accounting for more than 25% of deposits at banks, as well as the highest deposit market share with nearly 42% of deposits in Chambersburg on June 30, 2006.

Future plans

A new community office at the corner of Norland Avenue and Parkwood Drive is tentatively slated for a fourth quarter 2007 opening.



F&M Trust Chambersburg area team (left to right): Dave Campbell, Trish Hanks, Rhetta Martin and Avis Polk

GREENCASTLE

MARION

MONT ALTO

WAYNESBORO


F&M
TRUST

Background photo:
The new Greencastle office at 518 North Antrim Way which opened for business in September 2006.

Southern Franklin County

One of the fastest growing areas in the state, Southern Franklin County has attracted many new residents from south of the Mason-Dixon line. This is evident by new housing starts in the Greencastle and Waynesboro areas. And the Mont Alto area shows steady growth, buoyed by new residents coming to the nearby Penn National community.

Southern Franklin County was F&M Trust's second fastest growing market in deposits, growing almost 20% as the bank's market share exceeded 15% of deposits at banks in this area at June 30, 2006. It also accounts for over one sixth of the bank's deposit base, with over $105 million.

F&M Trust's newest office opened in Greencastle last fall with very positive results. The building reflects a new design that will serve as a model for future office construction.

This market also served as the pilot for F&M Trust's regional banking structure in which a commercial services officer, investment officer, and small business relationship manager support the community offices located within the market. This approach has proved to be very successful and now is in place throughout all four geographic markets.

Future plans

Plans are underway to remodel the Marion office – a 45-year-old office. The new facility will incorporate the architectural design of the Greencastle Office along with multiple drive-up lanes including a drive-up ATM to better serve the community.



F&M Trust Southern Franklin County team (left to right): Denise Urban, Debbie Michael, Greg Frentzen and Kathy Cook


BOILING SPRINGS
NEWVILLE
SHIPPENSBURG
RITNER HIGHWAY
HANOVER STREET
CARLISLE PLAZA
CARLISLE CROSSING

Background photo:
Final touches are being added to the interior of the new Carlisle Crossing Shopping Center office scheduled to open in April 2007.

Cumberland County

F&M Trust is relatively new to Cumberland County, having entered the Boiling Springs, Newville, and Shippensburg communities in 1996 when the bank purchased these former PNC Bank buildings and equipment. In 2000, the first Carlisle office was opened, followed by additional Carlisle locations in 2003 and 2004.

The northern-most market in F&M Trust's coverage area, Cumberland County is the home to the largest population base served by the bank and is supported by six community offices. Cumberland County's mix of residential and agricultural communities mirror the diversity of the other areas the bank presently serves.



The county population has grown by about 10%, supporting new retail shopping areas in Shippensburg and Carlisle. The combination of the large and growing population base, along with F&M Trust's rather recent entrance into the county, make it the greatest organic growth opportunity for the bank.

The Cumberland County market presently accounts for the lowest total of deposits, consumer loan outstandings, commercial loan outstandings, and investments under management. However, last year it was the fastest growing market for the bank in terms of commercial loans, deposits, and consumer borrowings. For example, deposits grew by nearly 40% in the Carlisle area, and by 36% in Shippensburg.

Future plans

The Carlisle Crossing office is slated to open in April 2007 with a commercial lender and small business relationship manager moving to this location to support the community offices located within the market.

F&M Trust Cumberland County team (left to right): Jan Kennedy, John Olyarnik, Brian Weikert, Jack Turner, Vickie Broughton

McCONNELLSBURG

PENNS VILLAGE

HUSTONTOWN

WARFORDSBURG

ORBISONIA



Background photo: The McConnellsburg office at 100 Lincoln Way East is one of the former FCNB locations which joined the F&M Trust family during 2006.

Fulton and Huntingdon Counties

F&M Trust entered Fulton and Huntingdon Counties in 2006 through Franklin Financial's acquisition of Fulton Bancshares and its subsidiary, the Fulton County National Bank & Trust Company. Fulton County National was a 119-year old bank with a loyal customer base, most of whom have embraced F&M Trust's services and style.



Following the conversion, many of the officers and staff at FCNB were retained, providing continuity of service and familiarity with customers. Additionally, F&M Trust injected financial and volunteer resources into local organizations and events through community support. The result has been strong retention of former FCNB customers with more than 98% remaining at F&M Trust.

This market, while relatively small in terms of deposit and population base, covers the largest territory – stretching from Orbisonia in Southern Huntingdon County to the north, through Warfordsburg just north of Hancock, Md. in Southern Fulton County to the south. Fulton and Huntingdon Counties represent a good opportunity for F&M Trust for potential growth.

Presently, F&M Trust holds the second highest deposit market share position with almost 42% of deposits in Fulton County. Marketing and sales initiatives have generated new relationships and expanded existing ones, positioning this market for continued growth in all service areas: consumer, business, and investment and trust.

F&M Trust Fulton and Huntingdon Counties team (left to right): Jim Ifert, Don Trego, Paul Johnson


NO
PARKING
ANY
TIME

Commercial Services

F&M Trust continued to be the top source of commercial loans in Chambersburg as well as all of Franklin County. The bank has taken advantage of its adjacency to Interstate-81, where continued commercial growth and business expansion has occurred.



At the end of 2006, commercial loan outstandings surpassed $300 million, an increase of 34% over the previous year. Our team of commercial services professionals generated more than $155 million in letters of credit, loans, and lines of credit during 2006.

Recognized as "the" place to go for small business and commercial loans, F&M Trust cemented its top position in Chambersburg and increased its penetration as the business bank in Southern Franklin County, Cumberland County, and Fulton County. While having a relatively new presence in the northernmost geographic market, F&M Trust's commercial lender in Cumberland County generated more than $40 million in loans.

The introduction of small business relationship managers, based geographically in our markets, is expected to enhance business loan growth. Additionally, F&M Trust introduced a leasing product to complement its selection of commercial and small business loans and lines of credit in the fourth quarter.

In addition to providing borrowing solutions, F&M Trust offers a robust and extensive cash management service. Dianne Cornman, cash management specialist, assists customers with best utilizing excess funds including through the use of Franklin Busine$$Link – F&M Trust's web-based treasury station.

The bank continues to attract small business customers through a variety of loan offerings and deposit-related products including the Money Management Account, Better Business Checking, and the Franklin Busine$$Card – F&M Trust's MasterCard Business Debit Card.

F&M Trust Commercial Services team (left to right): Ken Brookens, Mike Kugler, Dianne Cornman and Phil Pantano



Investment and Trust Services

The largest Investment & Trust Services department headquartered in Franklin County can be found at F&M Trust. Trust assets under management grew by more than 30% for the year at December 31, 2006.

Managing nearly $600 million in trust and investment assets, F&M Trust has a team of thirteen personal investment counselors and trust officers with extensive financial experience and market depth.

Each geographic market has a personal investment counselor located in a community office to work with customers in financial planning, retirement planning, income protection, and investing. Investment counselors are located in Chambersburg, McConnellsburg, Carlisle, Shippensburg, and Greencastle. In addition, they make regular visits to other F&M Trust community offices to meet with current and prospective clients.

The team also includes employee benefits specialist Ron Froeschle, who works with business and commercial clients to find solutions that enhance the selection and structure of employee benefits. A new Health Savings Account, accessible by check and debit card, was added to the list of employee benefit offerings in 2006.



F&M Trust Investment and Trust team (left to right): Jim Probst, Diana Sponseller, Ron Froeschle, Allen Rebok, Denny Wilson, Chuck Porter and Judy Shade

FFSC Board of Directors

Franklin Financial Services Corporation



Charles S. Bender II
Retired –
F&M Trust Executive
Vice President



Martin R. Brown
President –
M.R. Brown Funeral
Home, Inc.



G. Warren Elliott
Franklin County
Commissioner
Regional Representative –
General Code Publishers



Donald A. Fry
President –
Cumberland Valley Rental
and Towne Cleaners –
ANDOCO, Inc.



Allan E. Jennings, Jr.
President –
Jennings Chevrolet
Oldsmobile Cadillac, Inc.



Stanley J. Kerlin
Attorney –
Kerlin & Harvey
Attorneys-At-Law



H. Huber McCleary
President –
McCleary Oil Company



Jeryl C. Miller
Vice President and
Secretary –
Charles W. Karper, Inc.



Stephen E. Patterson, Esq.
Shareholder –
Patterson and Kiersz, P.C.



Charles M. Sioberg
Chairman of the Board
Vice President –
Martin & Martin, Inc.



William E. Snell, Jr.
President and
Chief Executive Officer



Kurt E. Suter
President –
Carlisle Mobile Homes, Inc.,
and Eastern Motor Inns



Martha B. Walker, Esq.
Attorney –
Martha B. Walker Law Office

FFSC Officers

Charles M. Sioberg
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Treasurer and Chief Financial Officer

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

F&M Trust Company Officers

Management

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Senior Vice President
Chief Financial Officer,
Controller and Treasurer

Karen C. Carmack
Senior Vice President
Human Resources Manager
Affirmative Action and HIPPA
Privacy Officer

Ronald L. Cekovich
Senior Vice President
Technology Services Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate
Communications Manager

Michael E. Kugler
Senior Vice President
Commercial Service Market Manager

Allen C. Rebok
Senior Vice President
Investment & Trust Services Manager

Sandra G. Small, Esq.
Senior Vice President
Risk Management Officer

Olaf R. Hasse
Vice President
Retail Services Market Manager

Relationship Management Division

Commercial Services

Dianne L. Cornman, CTP
Vice President –
Cash Management Specialist

Debra K. Michael
Vice President

Brian E. Weikert
Vice President

Kenneth W. Brookens
Assistant Vice President

Philip A. Pantano
Commercial Services
Relationship Manager

Kathleen M. Bloss
Credit Department Manager

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

CHAMBERSBURG MARKET OFFICES

Patricia A. Hanks
Assistant Vice President
Chambersburg Market Manager

David S. Campbell
Small Business Relationship Manager

Lincoln Way East Office

Kim S. McKenrick
Financial Services Officer and Manager

Pamela J. Kolsun
Assistant Financial Services Officer
and Assistant Manager

Memorial Square Office

Summer Franzoni
Assistant Vice President and Manager

Linda K. Stottlemyer
Financial Services Officer and
Assistant Manager

Dana L. Kaiser
Assistant Financial Services Officer

Dennis R. Love
Assistant Financial Services Officer

Beverly A. Umbrell
Assistant Financial Services Officer

West Side Office

N. Joy Weller
Vice President and Manager

Norland Office

Phyllis J. Amsley-Drawbaugh
Financial Services Officer and Manager.

Penn Hall and Menno Village Offices

Bonita C. Yocum
Assistant Vice President
Financial Services Officer and Manager

Orchard Park Office

Antonia L. Diffenderfer
Assistant Vice President and Manager

Amanda A. Kegerreis
Assistant Financial Services Officer
and Assistant Manager

St. Thomas Office

Kimberly M. Smith
Financial Services Officer and Manager

F&M Trust Company Officers (continued)

SOUTHERN FRANKLIN COUNTY MARKET OFFICES

Kathy J. Cook
Assistant Vice President
Southern Franklin County
Market Manager

Denise A. Urban
Small Business Relationship Manager

Greencastle and Marion Offices

Karen S. Showalter
Assistant Vice President and Manager

Deborah K. Whaley
Assistant Financial Services Officer

Vicky L. Carson
Assistant Financial Services Officer
and Assistant Manager

Mont Alto Office

Renee L. Preso
Assistant Vice President and Manager

Waynesboro Office

Joyce E. Benedict
Financial Services Officer and Manager

Eugenia A. Shindledecker
Assistant Financial Services Officer
and Assistant Manager

CUMBERLAND COUNTY MARKET OFFICES

Vickie L. Broughton
Assistant Vice President
Cumberland County Market Manager

John G. Olyarnik
Assistant Vice President
Small Business Relationship Manager

Carlisle Plaza, Boiling Springs, Carlisle Crossing and Hanover Street Offices

Teresa F. Kline
Assistant Vice President and Manager

Kathleen M. Grant
Financial Services Officer and
Assistant Manager

Kevin M. Stoner
Financial Services Officer and
Assistant Manager

Newville Office

Ellen L. Ile
Financial Services Officer and Manager

Ritner Highway Office

Rachel L. Freeburn
Financial Services Officer and Manager

Shippensburg Office

Barbara A. Hoover
Financial Services Officer and Manager

FULTON & HUNTINGDON COUNTY MARKET OFFICES

Paul M. Johnson
Assistant Vice President
Fulton County Market Manager

Donald L. Trego
Assistant Vice President
Small Business Relationship Manager

McConnellsburg Office

Mary E. Wright
Financial Services Officer
and Manager

Penns Village Office

Penny J. Koser
Financial Services Officer
and Manager

Warfordsburg Office

B. Jay True
Financial Services Officer
and Manager

Consumer Lending Services

Susan E. Michael
Assistant Vice President

Penni L. Strait
Dealer Center Relationship Manager

Investment & Trust Services

Ronald R. Froeschle, QPA, QKA
Vice President
Employee Benefits Officer

Thomas L. Peterson, LUTCF
Vice President
Market Manager

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services Officer

Michael G. Williams
Vice President
Senior Investment Portfolio Manager

Dennis L. Wilson
Vice President
Investment & Trust Services Officer

Judy V. Shade
Assistant Vice President
Investment & Trust Services Officer

Diana L. Sponseller
Assistant Vice President
Investment & Trust Services Officer

Heather C. Etter
Estate Administration Officer

Robin L. Murray
Trust Operations Manager

Gregory J. Frentzen
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

James R. Ifert II
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Avis M. Polk, CFP
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Jack L. Turner
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Marketing

Beth N. Lehman
Marketing Officer

Facilities

Barry L. Shetter
Assistant Vice President
Facilities Manager

Finance & Control

Kim A. Diehl
Financial Analyst

Amy B. Herrold
Assistant Controller

Corporate

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

Credit Administration Division

Lorie M. Heckman
Assistant Vice President
Credit Recovery Manager,
Bank Secrecy Act, Compliance
and Security Officer

John W. Olander
Assistant Compliance Officer,

Mary F. Cramer
Bank Secrecy Act and OFAC Analyst

Diana A. Crouse
Loan Servicing Manager

Peggy J. Elder
Documentation Review Officer

Janet E. Stamper
Assistant Documentation
Review Officer

Technology Services Division

Barry R. Walter
Vice President
Technology Services Officer

Karen E. Davis
Assistant Vice President
Deposit Operations Manager

Matthew C. Clark
Assistant Technology Services Officer

Stacey A. Stenger
Data Operations Manager

General Contact Information

FFSC / F&M Trust Headquarters
Local: 717-264-6116
Toll-free: 888-264-6116

Freedom Access Center
(telephone banking service)
Local: 717-261-3662
Toll-Free: 888-261-3662

24-Hour Online Access
www.fmtrustonline.com

Community Office Locations

Chambersburg Area

Memorial Square
20 South Main Street,
Chambersburg
717-264-6116

Lincoln Way East
1712 Lincoln Way East,
Chambersburg
717-264-9414

West Side
1100 Lincoln Way West,
Chambersburg
717-263-9168

Orchard Park
841 Wayne Avenue,
Chambersburg
717-263-1801

Norland
2405 Philadelphia Avenue,
Chambersburg
717-264-5122

Penn Hall
1425 Philadelphia Avenue,
Chambersburg
717-261-3660

Menno Village
2075 Scotland Avenue,
Chambersburg
717-261-3697

St. Thomas
6962 Lincoln Way West,
St. Thomas
717-369-3240

Southern Franklin County

Greencastle
518 N. Antrim Way,
Greencastle
717-597-2384

Marion
5293 Main Street,
Marion
717-375-2200

Mont Alto
8 Park Street,
Mont Alto
717-749-3161

Waynesboro
200 East Main Street,
Waynesboro
717-762-2188

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs
717-241-4131

Newville
9 West Big Spring Avenue,
Newville
717-776-2240

Shippensburg
13 Shippensburg
Shopping Center
717-530-2100

Ritner Highway
1901 Ritner Highway,
Carlisle
717-960-1400

Hanover Street
14 North Hanover Street,
Carlisle
717-249-1331

Carlisle Plaza
800 East High Street,
Carlisle
717-243-0526

Carlisle Crossing
(opening April 2007)
214A Westminster Drive,
Carlisle
717-243-2215

Fulton and Huntingdon Counties

McConnellsburg
100 Lincoln Way East,
McConnellsburg
717-485-3144

Penns Village
182 Buchanan Trail,
McConnellsburg
717-485-3167

Hustontown
7781 Waterfall Road,
Hustontown
717-987-3193

Warfordsburg
560 Great Cove Road,
Warfordsburg
717-294-3288

Orbisonia
18810 Sandy Ridge Station,
Orbisonia
814-447-3104

Star®/Cirrus® ATM Locations

● *Indicates drive-up access*

Chambersburg Area

Downtown Drive-Up ●
150 Lincoln Way East,
Chambersburg

Lincoln Way East ●
1712 Lincoln Way East,
Chambersburg

West Side ●
1100 Lincoln Way West,
Chambersburg

Orchard Park ●
841 Wayne Avenue,
Chambersburg

Norland ●
2405 Philadelphia Avenue,
Chambersburg

Penn Hall
1425 Philadelphia Avenue,
Chambersburg

Menno Village
2075 Scotland Avenue,
Chambersburg

St. Thomas ●
6962 Lincoln Way West,
St. Thomas

Fayetteville ●
4025 Lincoln Way East,
Fayetteville

Southern Franklin County

Greencastle ●
518 North Antrim Way,
Greencastle

Marion
5293 Main Street,
Marion

Mont Alto ●
8 Park Street,
Mont Alto

Waynesboro ●
200 East Main Street,
Waynesboro

Waynesboro Market Place ●
11123 Buchanan Trail East,
Waynesboro

Zullinger ●
4884 Buchanan Trail East,
Zullinger

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs

Newville ●
9 West Big Spring Avenue,
Newville

Shippensburg ●
13 Shippensburg Shopping
Center

Ritner Highway ●
1901 Ritner Highway,
Carlisle

Hanover Street
14 North Hanover Street,
Carlisle

Carlisle Plaza
800 East High Street,
Carlisle

Carlisle Plaza Drive-Up ●
700 East High Street,
Carlisle

Carlisle Crossing ●
(opening April 2007)
214A Westminster Drive,
Carlisle

Fulton and Huntingdon Counties

McConnellsburg ●
100 Lincoln Way East,
McConnellsburg

Penns Village ●
182 Buchanan Trail,
McConnellsburg

Hustontown ●
7781 Waterfall Road,
Hustontown

Warfordsburg ●
560 Great Cove Road,
Warfordsburg

Orbisonia ●
18810 Sandy Ridge Station,
Orbisonia

Shareholders' Information

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 24, 2007 at the Family Traditions Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 12th.

Web site:

www.franklinfin.com

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Boenning & Scattergood, Inc.
4 Tower Bridge,
200 Bar Harbor Drive,Suite 300
West Conshohocken, PA 19428
800-883-1212

Ferris Baker Watts
113 S. Potomac Street,
Hagerstown, MD 21740
800-344-4413

Morgan Keegan & Co., Inc.
3050 Peachtree Road, NW, Suite 704
Atlanta, GA 30305
866-353-7522

RBC Dain Rauscher
2101 Oregon Pike,
Lancaster, PA 17601
800-604-1471

Ryan, Beck & Co.
20 Ash Street, Suite 400
Conshohocken, PA 19428
800-223-6807

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602, telephone 717-291-2546.

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed on the previous page under Shareholders' Information.

There were 2,175 shareholders of record as of December 31, 2006. The range of high and low bid prices, as reported by local sources is shown below for the years 2006 and 2005. Also shown are the regular quarterly cash dividends paid for the same years.

2006 Per Share	High	Low	Cash Dividends Paid
First quarter	**$26.00**	**$24.40**	**$0.24**
Second quarter	**25.75**	**25.00**	**0.25**
Third quarter	**26.25**	**25.15**	**0.25**
Fourth quarter	**27.75**	**26.00**	**0.25**

2005 Per Share	High	Low	Cash Dividends Paid
First quarter	$27.50	$26.35	$0.23
Second quarter	26.25	24.50	0.24
Third quarter	25.50	24.05	0.24
Fourth quarter	25.50	24.10	0.24

Total Return Performance Graph

The Securities and Exchange Commission requires that a publicly held company include in its Annual Report a stock performance graph comparing its five-year cumulative total return to shareholders with the returns generated by an industry-specific index (or peer group index) and with the return generated by a broad market index.

The following graph compares the cumulative total return to shareholders of Franklin Financial with the NASDAQ – Total U.S. Index (a broad market index prepared by the Center for Research in Security Prices at the University of Chicago Graduate School of Business) and with the Northeast OTC-BB and Pink Banks Index (an industry-specific index prepared by SNL Financial LC) for the five year period ended December 31, 2006, in each case assuming an initial investment of $100 on December 31, 2001 and the reinvestment of all dividends.



CUMULATIVE TOTAL RETURN FOR THE
FIVE YEAR PERIOD ENDED DECEMBER 31, 2006
250
200
150
100
INDEX VALUE
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
SNL Northeast OTC-BB & Pink Banks
Franklin Financial Services
NASDAQ Composite

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
	Period Ended					
SNL, Northeast OTC-BB & Pink Banks	100.00	121.20	176.77	205.94	205.31	212.18
Franklin Financial Services Corp.	100.00	114.28	151.15	154.15	148.19	166.45
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 0-12126

FRANKLIN FINANCIAL SERVICES CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**25-1440803**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20 South Main Street, Chambersburg, PA	**17201-0819**
(Address of principal executive offices)	(Zip Code)

(717) 264-6116
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the 2,993,464 shares of the Registrant's common stock held by nonaffiliates of the Registrant as of June 30, 2006 based on the price of such shares was $76,333,332.

There were 3,838,502 outstanding shares of the Registrant's common stock as of February 28, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive annual proxy statement to be filed, pursuant to Reg. 14A within 120 days after December 31, 2006, are incorporated into Part III.

FRANKLIN FINANCIAL SERVICES CORPORATION
FORM 10-K
INDEX

Part I

Item 1. Business

General

Franklin Financial Services Corporation (the "Corporation") was organized as a Pennsylvania business corporation on June 1, 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). On January 16, 1984, pursuant to a plan of reorganization approved by the shareholders of Farmers and Merchants Trust Company of Chambersburg ("F&M Trust" or "the Bank") and the appropriate regulatory agencies, the Corporation acquired all the shares of F&M Trust and issued its own shares to former F&M Trust shareholders on a share-for-share basis.

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the OTC Electronic Bulletin Board, an automated quotation service. The Corporation's Internet address is www.franklinfin.com. Electronic copies of the Corporation's 2006 Annual Report on Form 10-K are available free of charge by visiting the "Investor Information" section of www.franklinfin.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this Internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

The Corporation conducts substantially all of its business through its direct banking subsidiary, F&M Trust (the Bank), which is wholly owned. Other direct subsidiaries of the Corporation include Franklin Financial Properties Corp. and Franklin Future Fund Inc. F&M Trust, established in 1906, is a full-service, Pennsylvania-chartered commercial bank and trust company, which is not a member of the Federal Reserve System. F&M Trust, which operates 23 full-service offices in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania, engages in general commercial, retail banking and trust services normally associated with community banks and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). F&M Trust offers a wide variety of banking services to businesses, individuals, and governmental entities. These services include, but are not necessarily limited to, accepting and maintaining checking, savings, and time deposit accounts, providing investment and trust services, making loans and providing safe deposit facilities. Franklin Financial Properties Corp. is a "qualified real estate subsidiary" established to hold real estate assets used by F&M Trust in its banking operations. Franklin Future Fund Inc is a non-bank investment company that makes venture capital investments within the Corporation's primary market area.

The Corporation's banking subsidiary is not dependent upon a single customer or a few customers for a material part of its business. Thus, the loss of any customer or identifiable group of customers would not materially affect the business of the Corporation or F&M Trust in an adverse manner. Also, none of the Corporation's business is seasonal. The Bank's lending activities consist primarily of commercial real estate, agricultural, commercial and industrial loans, installment and revolving loans to consumers, residential mortgage loans, and construction loans. Secured and unsecured commercial and industrial loans, including accounts receivable and inventory financing, and commercial equipment financing, are made to small and medium-sized businesses, individuals, governmental entities, and non-profit organizations. F&M Trust also participates in Pennsylvania Higher Education Assistance Act student loan programs and Pennsylvania Housing Finance Agency programs.

Installment loans involve both direct loans to consumers and the purchase of consumer obligations from dealers who have sold or financed the purchase of automobiles to their customers. The Bank's mortgage loans include long-term loans to individuals and to businesses secured by mortgages on the borrower's real property. Construction loans are made to finance the purchase of land and the construction of residential and commercial buildings thereon, and are secured by mortgages on real estate. In certain situations, the Bank acquires properties through foreclosure on delinquent mortgage loans. The Bank holds these properties until such time as they are sold.

F&M Trust's Investment and Trust Services Department offers all of the personal and corporate trust services normally associated with trust departments of area banks including: estate planning and administration, corporate and personal trust fund management, pension, profit sharing and other employee benefit funds management, and custodial services. F&M Trust's Personal Investment Center sells mutual funds, annuities and selected insurance products..

Acquisition

On July 1, 2006, Franklin Financial Services Corporation completed its acquisition of Fulton Bancshares Corporation (Fulton). In connection with the transaction, The Fulton County National Bank and Trust Company, a subsidiary of Fulton Bancshares was merged with and into Farmers and Merchants Trust Company of Chambersburg, a subsidiary of Franklin Financial Services Corporation. The acquisition added approximately $123 million in assets and 6 community-banking offices in Fulton and Huntingdon counties to Franklin Financial Services Corporation. Management believes that the acquisition gave it access to a contiguous market, via an established network, that could be expanded with the product offerings of the Corporation.

Competition

The Corporation and its banking subsidiary operate in a competitive environment that has intensified in the past few years as they have been compelled to share their market with institutions that are not subject to the regulatory restrictions on domestic banks and bank holding companies. Profit margins in the traditional banking business of lending and gathering deposits have declined as deregulation has allowed nonbanking institutions to offer alternative services to many of F&M Trust's customers.

The principal market of F&M Trust is in south central Pennsylvania, primarily the counties of Franklin, Cumberland, Fulton and Huntingdon. The majority of the Bank's loan and deposit customers are in Franklin County. There are many commercial bank competitors in this region, in addition to credit unions, savings and loan associations, mortgage banks, brokerage firms and other competitors. The Bank competes with various strategies including customer service and convenience as part of a relationship management culture, a wide variety of products and services, and the pricing of loans and deposits. F&M Trust is the largest financial institution headquartered in Franklin County and had total assets of approximately $799.3 million on December 31, 2006.

Staff

As of December 31, 2006, the Corporation and its banking subsidiary had 230 full-time equivalent employees. The officers of the Corporation are employees of the bank. Most employees participate in pension, incentive compensation plans, and employee stock purchase plans and are provided with group life and health insurance. Management considers employee relations to be excellent.

Supervision and Regulation

Various requirements and restrictions under the laws of the United States and under Pennsylvania law affect the Corporation and its subsidiaries.

General

The Corporation is registered as a bank holding company and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Act of 1956, as amended. The Corporation has also made an effective election to be treated as a "financial holding company." Financial holding companies are bank holding companies that meet certain minimum capital and other standards and are therefore entitled to engage in financially related activities on an expedited basis; see further discussion below. As a financial holding company, the Corporation's activities and those of its bank subsidiary are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require the Corporation to stand ready to use its resources to provide adequate capital funds to its bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits the Corporation from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits the Corporation from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. Federal law and Pennsylvania law also require persons or entities desiring to acquire certain levels of share ownership (generally, 10% or more, or 5% or more for another bank holding company) of the Corporation to first obtain prior approval from the Federal Reserve and the Pennsylvania Department of Banking.

As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, the Corporation is also subject to regulation and examination by the Pennsylvania Department of Banking.

The Bank is a state chartered bank that is not a member of the Federal Reserve System, and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). Accordingly, the Bank's primary federal regulator is the FDIC, and the Bank is subject to extensive regulation and examination by the FDIC and the Pennsylvania Department of Banking. The Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. The Bank is subject to extensive regulation and reporting requirements in a variety of areas, including to help prevent money laundering, to preserve financial privacy, and to properly report late payments, defaults, and denials of loan applications. The Community Reinvestment Act requires the Bank to help meet the credit needs of the entire community where the Bank operates, including low and moderate-income neighborhoods. The Bank's rating under the Community Reinvestment Act, assigned by the FDIC pursuant to an examination of the Bank, is important in determining whether the bank may receive approval for, or utilize certain streamlined procedures in, applications to engage in new activities. The Bank's present CRA rating is "satisfactory." Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Bank is subject to almost identical capital requirements adopted by the FDIC. In addition to FDIC capital requirements, the Pennsylvania Department of Banking also requires state chartered banks to maintain a 6% leverage capital level and 10% risk based capital, defined substantially the same as the federal regulations.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). At December 31, 2006, the Corporation and the Bank each satisfied the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

Dividend payments by the Bank to the Corporation are subject to the Pennsylvania Banking Code, the Federal Deposit Insurance Act, and the regulations of the FDIC. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, retained earnings). The Federal Reserve Board and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks that are not classified as well capitalized or adequately capitalized may not pay dividends.

Under these policies and subject to the restrictions applicable to the Bank, the Bank could declare, during 2007, without prior regulatory approval, aggregate dividends of approximately $35.8 million, plus net profits earned to the date of such dividend declaration.

FDIC Insurance Assessments

For many years, the FDIC has had a risk-related premium schedule for all insured depository institutions that resulted in the assessment of deposit insurance premiums based on capital and supervisory measures. For the past several years, the Bank, along with a majority of the banks in the country, was in the category of institutions that paid no deposit insurance premiums. As a result of the Federal Deposit Insurance Reform Act passed in 2006, all banks will be assessed deposit premiums beginning January 2007.

Under the new risk-related premium schedule established by the Reform Act, the FDIC assigns each depository institution to one of several supervisory groups based on both capital adequacy and the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. As of December 31, 2006, the Bank was assigned to the lowest risk group for purposes of calculating insurance assessments.

The present 2007 Deposit Insurance Fund assessment rates range from $0.05 to $0.07 for those institutions with the least risk, up to $0.43 for every $100 of insured deposits for institutions deemed to have the highest risk. The FDIC will adjust the rates periodically to maintain the Deposit Fund reserve ratio within a range of 1.15% to 1.50%. Even though the Bank, together with the majority of all other U.S banks, is being assessed premiums of 5 to 7 basis points, the Bank, together with most banks in existence prior to 1996, has been assigned a "credit" for past FDIC premiums paid. The Bank's credit is expected to be greater than all deposit premiums that would be due for 2007. The Bank is expected to incur an expense in 2008 for deposit premiums, however, in the approximate amount of $150 thousand, assuming premium rates stay the same and the Bank's deposits stay near current levels.

In addition to deposit insurance, the Bank is also subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Commercial banks and thrifts are subject to the same assessment for Financing Corporation bonds. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for the Bank (and all other banks) for the first quarter of 2007 is an annual rate of $.0122 for each $100 of deposits. The Financing Corporation bonds are expected to be paid off in 2017.

The Deposit Insurance Reform Act resulted in a number of changes. It merged the former BIF and SAIF into a single Deposit Insurance Fund, increased deposit insurance coverage for IRAs to $250,000, provides for the future increase of deposit insurance on all other accounts (presently limited to $100,000 per account) by indexing the coverage to the rate of inflation, authorizes the FDIC to set the reserve ratio of the combined Deposit Insurance Fund at a level between 1.15% and 1.50%, and permits the FDIC to establish assessments to be paid by insured banks to maintain the minimum ratios. The required reserve ratio will depend upon the growth of insured deposits at all banks in the U.S., the number and size of any bank failures, if any, and the FDIC's assessment of the risk in the banking industry at any given time. Based upon these variables, as well as the specific condition of the Bank in the future, the assessment assigned to the Bank could increase or decrease in the future.

New Legislation

In addition to the Federal Deposit Insurance Reform Act described above, the Financial Services Regulatory Relief Act of 2006 was also enacted. This legislation is a wide-ranging law that affects many previously enacted financial regulatory laws. The overall intent of the law is to simplify regulatory procedures and requirements applicable to all banks, and to conform conflicting provisions. The Relief Act conforms a number of separate statutes to provide equal definitions and treatment for national banks, state banks, and for federal savings banks in a number of respects. The law streamlines certain reporting requirements, and provides for bank examinations on an 18-month schedule for smaller banks that qualify. The law also authorizes the Federal Reserve to pay interest to banks for the required deposit reserves maintained by banks at the Federal Reserve, but such interest would not begin to be paid until 2012. While this law has many facets that will benefit the Bank overall, the individual provisions of this law are not considered currently material to the Bank when considered alone.

Congress is often considering some financial industry legislation, and the federal banking agencies routinely propose new regulations. The Corporation cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

Selected Statistical Information

Certain statistical information is included in this report as part of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1A. Risk Factors

The following is a summary of the primary risks associated with the Corporation's business, financial condition and results of operations, and common stock. The list of risks identified below is not intended to be exhaustive and does not include risks that are faced by businesses generally. In addition to the risks identified below, there may be other risks and uncertainties, including those not presently known to us or those we currently consider immaterial that could adversely affect the Corporation and its business.

Risk Factors Relating to the Corporation

Our focus on commercial loans may increase the risk of substantial credit losses.

The Bank offers a variety of loan products, including residential mortgage, consumer, construction and commercial loans. At December 31, 2006, approximately 58% of our loans were commercial loans, including those secured by commercial real estate. We expect that, as the Bank grows, this percentage will grow as the Bank continues to focus its efforts on commercial lending. Commercial lending is more risky than residential mortgage and consumer lending because loan balances are greater and the borrower's ability to repay is contingent on the successful operation of a business. Risk of loan defaults is unavoidable in the banking industry, and we try to limit exposure to this risk by carefully monitoring the amount of loans in specific industries and by exercising prudent lending practices. However, we cannot eliminate the risk, and substantial credit losses could result in reduced earnings or losses.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

The Bank maintains an allowance for loan losses that we believe is appropriate to provide for any potential losses in our loan portfolio. The amount of this allowance is determined by management through a periodic review and consideration of several factors, including an ongoing review of the quality, size and diversity of our loan portfolio; evaluation of nonperforming loans; historical loan loss experience; and the amount and quality of collateral, including guarantees, securing the loan. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate. Excess loan losses could have a material adverse effect on our financial condition and results of operations.

Our lending limit is smaller than many of our competitors, which affects the size of the loans we can offer customers.

The Bank's lending limit is $8.1 million. Accordingly, the size of the loans that the Corporation can offer to potential customers is less than the size of loans that many of our competitors with larger lending limits can offer. This limit affects our ability to seek relationships with larger businesses in our market area. We accommodate loan amounts in excess of our lending limits through the sale of participations in such loans to other banks. However, there can be no assurance that we will be successful in attracting or maintaining customers seeking larger loans or that we will be able to engage in participation of such loans or on terms favorable to us.

We depend on the services of our Management team and the unexpected loss of any member of the Management team could disrupt our operations and may adversely affect our operations.

We are a relationship-driven organization. Our growth and development to date have depended in large part on the efforts of our senior officers, who have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base, a key aspect of our business strategy and in increasing our market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues.

Our Management team has considerable experience in the banking industry and is extremely valuable to us and would be difficult to replace. The loss of the services of these officers could have a material adverse effect upon our future prospects.

We face strong competition in our primary market areas.

We encounter strong competition from other financial institutions in our primary market area, which consists of Franklin, Cumberland, Fulton and Huntingdon County, Pennsylvania. In addition, established financial institutions not already operating in our primary market area may open branches there at future dates. In the conduct of certain aspects of our banking business, we also compete with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies and other institutions, some of which are not subject to the same degree of regulation or restrictions as are imposed upon us. Many of these competitors have substantially greater resources and lending limits than we have and offer services that we do not provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas that provide them with a competitive advantage over us. No assurance can be given that such competition will not have an adverse effect on our financial condition and results of operations.

We are affected by local, regional and national economic conditions over which we have no control.

The results of operations for financial institutions, including the Corporation, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate markets, unemployment, recession, international developments, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Substantially all of our loans are to businesses and individuals in our primary market area and any decline in the economy of this area could have an adverse impact on us. Accordingly, we could be more vulnerable to economic downturns in our market area than our larger competitors, who are more geographically diverse. Changes in governmental economic and monetary policies, the Internal Revenue Code and banking and credit regulations may affect our ability to attract deposits and the demand for loans. The interest payable on deposits and chargeable on loans is further subject to governmental regulations and fiscal policy, as well as national, state and local economic growth, employment rates and population trends.

Changes in interest rates could have an adverse impact upon our results of operations.

Our profitability is in part a function of the spread between interest rates earned on investments, loans and other interest-earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings, but will also affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings. While we take measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing our exposure to interest rate risk.

We are subject to extensive governmental regulation.

We, as well as other financial institutions like us, are subject to intensive regulation by federal and state bank regulatory agencies. There can be no assurance that this supervision and regulation will not have a material adverse effect on our results of operations. The primary purpose of this regulation is the protection of the federal deposit insurance funds administered by the FDIC, as well as our depositors, as opposed to our shareholders. Further, the financial services industry has received significant legislative attention in recent years, resulting in increased regulation in certain areas and deregulation in other areas. As a result, banks now face strong competition from other financial service providers in areas that were previously, almost the exclusive domain of banks.

We may need to spend significant money to keep up with technology so we can remain competitive.

The banking industry continues to undergo rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better services to customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional operating efficiencies. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than we can. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these to our customers.

Risks relating to the acquisition of Fulton Bancshares Corporation.

The Corporation may not be able to recognize the anticipated cost savings from the acquisition. Likewise, the Corporation's ability to capture additional market share in the former Fulton market may not be realized or may take longer to realize than anticipated. If any of these events occur, the effects on the Corporation's operations and financial results could be significant.

Risk Factors Relating to the Common Stock

Investments in our common stock are not insured by the FDIC.

Investments in the Corporation's common stock are not savings or deposit accounts and are not insured by the FDIC or any other governmental agency. Investments in the Corporation's common stock are not guaranteed, may lose value, and are subject to a variety of investment risks, including loss of principal.

There is a limited trading market for our common stock.

There is currently only a limited public market for our common stock. Our common stock is listed on the Over the Counter Bulletin Board (OTC-BB) under the symbol "FRAF." Because it is thinly traded, we cannot assure you that you will be able to resell your shares of common stock for a price that is equal to the price that you paid for your shares. We have no plans to apply to have our common stock listed for trading on any stock exchange or the NASDAQ market.

The Bank's ability to pay dividends to the Corporation is subject to regulatory limitations that may affect the Corporation's ability to pay dividends to our shareholders.

As a holding company, the Corporation is a separate legal entity from the Bank and does not have significant operations of its own. We currently depend upon the Bank's cash and liquidity to pay dividends to our shareholders. We cannot assure you that in the future the Bank will have the capacity to pay dividends to the Corporation. Various statutes and regulations limit the availability of dividends from the Bank. It is possible; depending upon the Bank's financial condition and other factors, that the Bank's regulators could assert that payment of dividends by the Bank to the Corporation is an unsafe or unsound practice. In the event that the Bank is unable to pay dividends to the Corporation, the Corporation may not be able to pay dividends to its shareholders

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Corporation's headquarters is located in the main office of F&M Trust at 20 South Main Street, Chambersburg, Pennsylvania. This location also houses a community banking office as well as operational support services for the bank. The Corporation owns or leases thirty-one properties in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania as described below:

Property	Owned	Leased
Community Banking Offices	17	6
Remote ATM Sites	—	3
Other Properties	4	1

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the OTC Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed below under Shareholders' Information.

The range of high and low bid prices is shown in the following table for the years 2006 and 2005, as well as cash dividends declared for those periods. The bid quotations reflect interdealer quotations; do not include retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions. The closing price of Franklin Financial Services Corporation common stock recorded from an actual transaction on December 31, 2006 was $27.30. The Corporation had 2,175 shareholders of record as of December 31, 2006.

Market and Dividend Information
Bid Price Range Per Share

	2006			2005		
	High	Low	Dividends Declared	High	Low	Dividends Declared
			(Dollars per share)			
First quarter	**$26.00**	**$24.40**	**$0.24**	$27.50	$26.35	$0.23
Second quarter	**25.75**	**25.00**	**0.25**	26.25	24.50	0.24
Third quarter	**26.25**	**25.15**	**0.25**	25.50	24.05	0.24
Fourth quarter	**27.75**	**26.00**	**0.25**	25.50	24.10	0.24
			$0.99			$0.95

For limitations on the Corporation's ability to pay dividends, see "Supervision and Regulation—Regulatory Restrictions on Dividends" in Item 1 above.

The information related to equity compensation plans is incorporated by reference to the materials set forth under the heading "Executive Compensation—Compensation Tables" in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders.

Common Stock Repurchases:

The following table represents the repurchase of issuer equity securities during the fourth quarter of 2006:

Period	Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Number of Shares that May Yet Be Purchased Under Program
October 2006	2,600	$27.18	2,600	89,400
November 2006	4,000	$27.10	4,000	85,400
December 2006	—	—	—	85,400
Total	6,600	$27.13	6,600	

On July 13, 2006, the Board of Directors authorized the repurchase of up to 100,000 shares of the Corporation's $1.00 par value common stock over a twelve-month period ending on July 12, 2007. The common shares of the Corporation will be purchased in the open market or in privately negotiated transactions. The Corporation uses the repurchased common stock (Treasury stock) for general corporate purposes including stock dividends and splits, employee benefit and executive compensation plans, and the dividend reinvestment plan. A plan approved in August 2005 that authorized the repurchase of up 50,000 shares expired in 2006.

Shareholders' Information

Dividend Reinvestment Plan:

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Dividend Direct Deposit Program:

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with registered stock in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Annual Meeting:

The Annual Shareholders' Meeting will be held on Tuesday, April 24, 2007, at the Family Traditions Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg, Pennsylvania. The Business Meeting will begin at 10:30 a.m. followed by a luncheon.

Website:

www.franklinfin.com

Stock Information:

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Ferris Baker Watts	17 East Washington Street, Hagerstown, MD 21740	800/344-4413
RBC Dain-Rauscher	2101 Oregon Pike, Lancaster, PA 17601	800/646-8647
Boenning & Scattergood, Inc.	1700 Market Street, Suite 1420, Philadelphia, PA 19103-3913	800/883-1212
Ryan, Beck & Co.	3 Parkway, Philadelphia, PA 19102	800/223-8969
Morgan Keegan	Two Buckhead Plaza, 3050 Peachtree Road, NW, Suite 704 Atlanta, GA 30305	866-353-7522

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Bank, P.O. Box 4887, Lancaster, PA 17604.

assumptions (e.g., prepayment speeds, discount rates). The assumptions take into account those that many active purchasers of servicing rights employ in their evaluations of portfolios for sale in the secondary market. The unique characteristics of the secondary servicing market often dictate adjustments to the assumptions over short periods of time. Subjective factors are also considered in the derivation of market values, including levels of supply and demand for servicing, interest rate trends, and perception of risk not incorporated into prepayment assumptions.

Financial Derivatives—As part of its interest rate risk management strategy, the Bank has entered into interest rate swap agreements. A swap agreement is a contract between two parties to exchange cash flows based upon an underlying notional amount. Under the swap agreements, the Bank pays a fixed rate and receives a variable rate from an unrelated financial institution serving as counter-party to the agreements. The swaps are designated as cash flow hedges and are designed to minimize the variability in cash flows of the Bank's variable-rate money market deposit liabilities attributable to changes in interest rates. The swaps in effect convert a portion of a variable rate liability to a fixed rate liability.

The interest rate swaps are recorded on the balance sheet at fair value as an asset or liability. To the extent the swaps are effective in accomplishing their objectives, changes in the fair value are recorded in other comprehensive income. To the extent the swaps are not effective, changes in fair value are recorded in interest expense. Cash flow hedges are determined to be highly effective when the Bank achieves offsetting changes in the cash flows of the risk being hedged. The Bank measures the effectiveness of the hedges on a quarterly basis and it has determined the hedges are highly effective. Fair value is heavily dependent upon the market's expectations for interest rates over the remaining term of the swaps.

Temporary Investment Impairment—Investment securities are written down to their net realizable value when there is impairment in value that is considered to be "other than temporary." The determination of whether or not other than temporary impairment exists is a matter of judgement. Management reviews investment securities regularly for possible impairment that is "other than temporary" by analyzing the facts and circumstances of each investment and the expectations for that investment's performance. "Other than temporary" impairment in the value of an investment may be indicated by the length of time and the extent to which market value has been less than cost; the financial condition and near term prospects of the issuer; or the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Stock based Compensation—The Corporation has two stock compensation plans in place consisting of an Employee Stock Purchase Plan (ESPP) and an Incentive Stock Option Plan (ISOP).

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (R), "Share-Based Payment." Statement No. 123(R) revised Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Statement No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured on the grant-date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

The Corporation implemented Statement No. 123(R) in the first quarter of 2006 under the modified prospective method. In 2006, $127 thousand was recognized as compensation expense. This expense is related to options granted in February 2006 under the Corporation's Incentive Stock Option Plan of 2002 and for options issued in July under the Corporation's Employee Stock Purchase Plan. The compensation expense for both awards has been fully expensed in 2006.

Prior to the implementation of FASB Statement No. 123(R), stock options were accounted for under Accounting Principal Bulletin (APB) No. 25. Under APB 25, no compensation expense was recognized related to these options. Had compensation expense for the plans been recognized in accordance with Statement No. 123(R) in 2005 and 2004, the Corporation's net income and per share amounts would have been reduced. Note 1 of the accompanying financial statements provides additional information about stock option expense.

The Corporation calculates the compensation cost of the options by using the Black-Scholes method to determine the fair value of the options granted. In calculating the fair value of the options, the Corporation makes assumptions regarding the risk-free rate of return, the expected volatility of the Corporation's common stock, dividend yield and the expected life of the option. These assumptions are made independently for the ESPP and the ISOP and if changed would impact the compensation cost of the options and the pro-forma impact to net income.

GAAP versus Non-GAAP Presentations—The Corporation supplements its traditional GAAP measurements with Non-GAAP measurements. The Non-GAAP measurements include Return on Average Tangible Assets and Return on Average Tangible Equity. The purchase method of accounting was used to record the acquisition of Fulton Bancshares Corporation. As a result, intangible assets (primarily goodwill and core deposit intangibles) were created. The Non-GAAP disclosures are intended to eliminate the effects of the intangible assets and allow for better comparisons to periods when such assets did not exist. The following table shows the adjustments made between the GAAP and NON-GAAP measurements:

GAAP Measurement	Calculation
Return on Average Assets	Net Income / Average Assets
Return on Average Equity	Net Income / Average Equity

Non-GAAP Measurement	Calculation
Return on Average Tangible Assets	Net Income plus Intangible Amortization / Average Assets less Average Intangible Assets
Return on Average Tangible Equity	Net Income plus Intangible Amortization / Average Equity less Average Intangible Assets

Results of Operations

Management's Overview

The following discussion and analysis is intended to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein.

The highlight for Franklin Financial Services Corporation in 2006 was the acquisition of Fulton Bancshares Corporation that closed on July 1, 2006. The acquisition added approximately $123 million in assets and 6 community-banking offices to the Corporation's franchise. The Corporation now has twenty-three community banking offices in 4 counties in south central Pennsylvania. The effect of the acquisition was included in the Corporation's financial statements beginning on July 1, 2006 and historical financial results have not been restated.

Franklin Financial Services Corporation reported net income of $7.6 million and diluted earnings per share of $2.10 for 2006. These results show a strong improvement from 2005 when net income was $6.1 million and diluted earnings per share were $1.81. Return on average assets (ROA) improved from 1.03% in 2005 to 1.07% in 2006. Likewise, return on average equity (ROE) improved from 11.13% in 2005 to 11.92% in 2006. For 2006, return on tangible assets was 1.09% and return on tangible equity was 13.42%.

Tax equivalent net interest income increased from $18.9 million in 2005 to $22.5 million in 2006. The 2006 net interest margin remained the same as in 2005 at 3.45%. The provision for loan losses was $240 thousand in 2006 and represents the third consecutive year that the Corporation was able to reduce its provision expense.

Noninterest income was up 18% in 2006 reaching $8.3 million compared to $7.0 million the prior year. All categories of noninterest income increased from the prior year except for mortgage banking fees. Noninterest expense was $19.3 million, an increase of $2.2 million from 2005. All categories of noninterest expense increased from the prior year with the largest dollar increase in the salary and benefits category.

Total assets of the Corporation grew approximately $178 million to $799.3 million at December 31, 2006 compared to $621.4 million at December 31, 2005. Total loans grew by approximately $130 million and deposits grew by approximately $138 million over the prior year-end.

A more detailed discussion of the areas that had the greatest affect on reported results follows.

Net Interest Income

The most important source of the Corporation's earnings is net interest income, which is defined as the difference between income on interest-earning assets and the expense of interest-bearing liabilities supporting those assets. Principal categories of interest-earning assets are loans and securities, while deposits, securities sold under agreements to repurchase (Repos), short-term borrowings and long-term debt are the principal categories of interest-bearing liabilities. For the purpose of this discussion, net interest income is adjusted to a fully taxable-equivalent basis (refer to Table 1). This adjustment facilitates performance comparisons between taxable and tax-free assets by increasing the tax-free income by an amount equivalent to the Federal income taxes that would have been paid if this income were taxable at the Corporation's 34% Federal statutory rate. The components of net interest income are detailed in Tables 1, 2 and 3.

2006 versus 2005:

In 2006, the Corporation continued to deal with the challenges of continued rate increases by the Federal Reserve Open Market Committee and a yield curve that remained flat or even inverted during the year. During 2006 the federal funds rate increased 4 times and ended the year at 5.25%. The last increase in the federal funds rate in June 2006 was the last of seventeen consecutive rate increases, dating back to June 2004. Despite an interest rate environment that was not beneficial to banking, tax equivalent net interest income increased from $18.9 million in 2005 to $22.5 million in 2006. The Corporation was also able to maintain its net interest margin at 3.45% for 2006, during a time when many banks continued to see a compression of the net interest margin.

Tax equivalent interest income increased $11.4 million in 2006 from 2005 and totaled $42.5 million for the year. Of the increase, $9.3 million was from the loan portfolio and the remainder primarily from the investment portfolio. Within the loan portfolio, approximately two-thirds of the increase in loan interest came as a result of an increase in the average balance of loans during the year. Average loan outstandings increased approximately $89 million year-over-year, in part due to the acquisition. The Bank's commercial loan portfolio also contributed to the increase in loan interest because many of these loans were variable rate loans tied to short-term rates. As the federal funds rate increased, other short-term rates increased and variable rate commercial loans repriced to higher rates. The yield on the loan portfolio increased from 6.27% in 2005 to 7.07% in 2006. The increase in interest income from investments was due primarily to rate factors as compared to the prior year as the yield on the portfolio improved to 5.11% in 2006 versus 4.39% the prior year. Overall, the yield on earning assets was 6.51% in 2006 and 5.67% in 2005.

Interest expense totaled $20.0 million in 2006, an increase of $7.8 million over the prior year. Interest on deposits accounted for $6.7 million of the total increase in interest expense. The primary driver of the increase in deposit expense was the Bank's Money Management product. Interest expense on this product increased $4.1 million year-over-year. This increase was nearly evenly split between an increase due to volume and an increase due to rate. The average balance of this product increased approximately $63 million over the prior year and is indexed to short-term interest rates. As such, the cost of this product increased during 2006 as short-term rates continued to increase during the year. Also contributing to the increase in interest expense was the increased expense of time deposits and securities sold under agreements to repurchase (Repos) as compared to 2005. The cost of interest-bearing liabilities increased to 3.56 % in 2006 from 2.63% in 2005.

Tax equivalent net interest income increased $3.6 million in 2006 as compared to 2005. In total, nearly all of this increase was attributable to approximately $118 million of growth in the average balance sheet during 2006. Table 2 presents the changes in net interest income that were attributable to changes in balance sheet size or changes in interest rates as compared to the prior year.

2005 versus 2004:

During 2005, the Federal Reserve Open Market Committee raised the federal funds target rate eight times. These actions increased the federal funds rate by 2% during the year. While these rate increases had a direct affect on short-term and variable rate assets and liabilities, the yield curve remained virtually flat during the year and thereby limited rate increases on fixed rate products. In 2005, net interest income on a tax equivalent basis was $18.9 million, a 9.2 % increase compared to $17.3 million in 2004. Interest income on earning assets was $31.1 million, an increase of $5 million or 19% over the prior year. Interest on loans contributed $3.7 million of the increase in interest income with most of the increase coming from growth in the commercial loan portfolio during 2005. Interest income on investments was up $1.1 million over the prior year. The yield on earning assets increased from 5.04% in 2004 to 5.67% in 2005.

Interest expense increased $3.4 million, driven primarily by increased interest expense on the Money Management deposit product and securities sold under agreements to repurchase (Repos). Both of these products experienced tremendous growth in average outstanding balances during 2005. In addition, both of these products are indexed to short-term interest rates and as such, cost more in 2005 due to the increase in short-term rates during the year. The swaps added $273 thousand to interest expense in 2005 and $638 thousand in 2004. This decrease was caused by the maturity of one swap in 2004 and the increase in short-term interest rates in 2005. The cost of interest bearing liabilities increased from 2.01% in 2004 to 2.63% in 2005.

Overall, with rate increases and balance sheet growth throughout 2005, the net interest margin improved slightly to 3.45% in 2005 from 3.34% in 2004. Of the $1.6 million increase in 2005 net interest income, $1.2 million was the result of changes in balance sheet size and $400 thousand was the result of interest rates earned and paid.

Table 1. Net Interest Income

Net interest income, defined as interest income less interest expense, is shown in the following table:

	2006	% Change	2005	% Change	2004	% Change
			(Dollars in thousands)			
Interest income	**$40,902**	**37.67%**	$29,711	19.76%	$24,809	-0.30%
Interest expense	**19,956**	**63.94%**	12,173	38.03%	8,819	-2.63%
Net interest income	**20,946**	**19.43%**	17,538	9.68%	15,990	1.03%
Tax equivalent adjustment	**1,563**		1,384		1,331	
Tax equivalent net interest income	**$22,509**	**18.96%**	$18,922	9.24%	$17,321	1.36%

Table 2 attributes increases and decreases in components of net interest income either to changes in average volume or to changes in average rates for interest-earning assets and interest-bearing liabilities. Numerous and simultaneous balance and rate changes occur during the year. The amount of change that is not due solely to volume or rate is allocated proportionally to both.

Table 2. Rate-Volume Analysis of Net Interest Income

	2006 Compared to 2005 Increase (Decrease) due to:			2005 Compared to 2004 Increase (Decrease) due to:		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest earned on:						
Interest-bearing obligations in other banks and Federal funds sold	$ 137	$ 176	$ 313	$ 6	$ 158	$ 164
Investment securities						
Taxable	102	1,238	1,340	232	737	969
Nontaxable	562	(177)	385	(11)	145	134
Loans	6,074	3,258	9,332	1,305	2,383	3,688
Total net change in interest income	$6,875	$4,495	$11,370	$1,532	$3,423	$4,955
Interest expense on:						
Interest-bearing checking	2	82	84	11	73	84
Money market deposit accounts	2,392	1,705	4,097	479	1,306	1,785
Savings accounts	(3)	194	191	(7)	85	78
Time deposits	1,052	1,323	2,375	160	480	640
Securities sold under agreements to repurchase	624	1,104	1,728	90	1,010	1,100
Short-term borrowings	(38)	26	(12)	(240)	102	(138)
Long-term debt	(582)	(98)	(680)	(142)	(53)	(195)
Total net change in interest expense	3,447	4,336	7,783	351	3,003	3,354
Increase in interest income	$3,428	$ 159	$ 3,587	$1,181	$ 420	$1,601

Nonaccruing loans are included in the loan balances. All nontaxable interest income has been adjusted to a tax-equivalent basis, using a tax rate of 34%.

Table 3. Analysis of Net Interest Income

	2006			2005			2004		
	Average balance	Income or expense	Average yield/ rate	Average balance	Income or expense	Average yield/ rate	Average balance	Income or expense	Average yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Interest-bearing obligations of other banks and federal funds sold	$ 11,302	$ 587	5.19%	$ 8,026	$ 274	3.41%	$ 7,645	$ 110	1.44%
Investment securities									
Taxable	131,726	5,934	4.50%	128,907	4,594	3.56%	121,486	3,625	2.98%
Nontaxable	43,688	3,024	6.92%	35,685	2,639	7.40%	35,841	2,505	6.99%
Loans	465,314	32,920	7.07%	375,927	23,588	6.27%	353,638	19,900	5.63%
Total interest-earning assets	652,030	42,465	6.51%	548,545	31,095	5.67%	518,610	26,140	5.04%
Other assets	57,777			43,173			42,640		
Total assets	$ 709,807			$ 591,718			$ 561,250		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing checking	$ 76,230	$ 390	0.51%	$ 75,645	$ 306	0.40%	$ 72,118	$ 222	0.31%
Money market deposit accounts	169,560	7,356	4.34%	106,681	3,259	3.05%	83,911	1,474	1.76%
Savings	52,881	532	1.01%	53,410	341	0.64%	54,782	263	0.48%
Time	149,618	6,140	4.10%	120,087	3,765	3.14%	114,431	3,125	2.73%
Total interest-bearing deposits	448,289	14,418	3.22%	355,823	7,671	2.16%	325,242	5,084	1.56%
Securities sold under agreements to repurchase	69,231	3,303	4.77%	52,149	1,575	3.02%	44,805	475	1.06%
Short term borrowings	1,075	49	4.61%	2,133	61	2.86%	13,327	199	1.49%
Long term debt	41,601	2,186	5.25%	52,622	2,866	5.45%	55,218	3,061	5.54%
Total interest-bearing liabilities	560,196	19,956	3.56%	462,727	12,173	2.63%	438,592	8,819	2.01%
Noninterest-bearing deposits	79,154			69,058			63,750		
Other liabilities	6,918			5,033			5,740		
Shareholders' equity	63,539			54,900			53,168		
Total liabilities and shareholders' equity	$ 709,807			$ 591,718			$ 561,250		
Tax equivalent net interest income/Net interest margin		22,509	3.45%		18,922	3.45%		17,321	3.34%
Tax equivalent adjustment		(1,563)			(1,384)			(1,331)	
Net interest income		$ 20,946			$ 17,538			$ 15,990	

All amounts have been adjusted to a tax-equivalent basis using a tax rate of 34%.

Investments include the average unrealized gains or losses.

Loan balances include nonaccruing loans, loans held for sale and are gross of allowance for loan losses.

Provision for Loan Losses

For the third consecutive year, the Corporation was able to reduce its provision for loan loss expense. The provision expense in 2006 was $240 thousand, $426 thousand in 2005 and $880 thousand in 2004. The Corporation recorded net loan charge-offs of $184 thousand in 2006. This reversed the previous two-year trend of recording net recoveries (more previously charged-off loans were recovered than loans charged off). Net recoveries were $90 thousand in 2005 and $256 thousand in 2004. Management performs a monthly analysis of the loan portfolio considering current economic conditions and other relevant factors to determine the adequacy of the allowance for loan losses and the provision for loan losses. For more information, refer to the asset quality discussion and Tables 11, 12 and 13.

Noninterest Income and Expense

2006 versus 2005:

After remaining flat from 2004 to 2005, the Corporation recorded a 19.5% increase in noninterest income (excluding securities gains) from 2005 to 2006. Noninterest income, excluding securities gains, was $8.1 million in 2006, an increase of $1.3 million over 2005. Every major line item on noninterest income increased during the year except for mortgage banking fees. The Bank's Investment and Trust Services Department takes a comprehensive approach to meeting the financial needs of its customers by offering everything from estate planning to personal investment planning and insurance. Fee income from these services totaled $3.3 million in 2006, an increase of $437 thousand over the prior year. Average trusts assets under management increased from the previous year and helped generate additional fee income from recurring services. Fee income from estate settlements also increased as the department handled several large estates.

Service charges and fees increased $533 thousand over the prior year. Commercial loan fees were up approximately $142 thousand during the year as the Bank continued to emphasize commercial loan production. Residential mortgage originations declined again in 2006 and as a result, mortgage fees fell from 2005. The consumer debt protection product that provides debt protection in the event of death, disability or involuntary unemployment continued to be popular and fee income from this product was higher in 2006 than in 2005. Deposit fees increased by approximately $179 thousand, driven primarily by fees and services charges on retail deposit accounts. Commercial deposit fees fell from the prior year as the continued rise in short-term interest rates generated higher earnings credits for commercial deposit customers. These credits are used to pay for deposit services and a higher credit results in lower fee income for the Bank. The usage of debit cards continued to increase resulting in an increase in fee income of approximately $100 thousand.

The Bank is active in residential mortgage banking activities, primarily the sale of originated mortgage loans and the servicing of these mortgage loans. The Bank believes it strengthens the relationship with the customer by retaining the servicing of the originated mortgage loan. Mortgage banking fees fell by $302 thousand from 2005 to 2006. In 2006, the Bank recorded an impairment charge on mortgage serving rights of $88 thousand while in 2005, $160 thousand of previously recorded impairment charges were reversed. This year-to-year swing negatively affected mortgage-banking fees in 2006 by $240 thousand. The Bank also recorded less gains on mortgage sales in 2006 due to a lower volume of mortgage sales.

The Corporation has an investment in American Home Bank, N.A, (AHB). The Corporation owns approximately 21% of the voting stock of this bank and accounts for this investment utilizing the equity method of accounting. In 2006, the Corporation recorded a loss of $21 thousand compared to a loss of $44 thousand in 2005 from this investment. In 2005, the Bank owned 25% of a mortgage banking company that it accounted for using the equity method of accounting. The Bank recorded a loss of $482 thousand in 2005 as the company ceased operations in the first quarter of 2005 and the Bank wrote-off its remaining investment in the company in 2005. The Bank recorded a loss of $26 thousand in 2006 from this mortgage banking company as part of the final legal expense of dissolving the company.

Other income in 2006 included $120 thousand from life insurance proceeds and $101 thousand in 2005 from the sale of real estate previously held for expansion. Security gains in 2006 were $165 thousand and were generated from the Corporation's equity investment portfolio.

Noninterest expense was $19.3 million in 2006, an increase of $2.2 million from the prior year. All major line items of noninterest expense increased year-over-year. Salaries and benefits showed the largest dollar change, increasing from $8.8 million in 2005 to $9.8 million in 2006. An increase in the number of employees during 2006 was responsible for the increase in salary expense. Benefit expenses were up across the board and included an expense of $127 thousand for stock option compensation that was not incurred in 2005. A severance payment made in 2005 was not incurred in 2006 and this reduction somewhat offset the other increases in benefits. Occupancy expense increased due to adding a de-novo community office and the addition of community offices from the acquisition. Advertising expenses were higher in 2006 as the bank celebrated its 100th Anniversary, opened a new community office and began advertising and promotion in new markets. Legal and professional fees increased modestly from 2005 due primarily to increased costs of internal and external audits. The Corporation continues to face increased compliance, accounting and regulatory costs. In 2006, the Bank recorded an expense of $181 thousand for amortization of its core deposit intangible assets. However, the amortization of another intangible asset ended in 2006 (see Note 8 of the accompanying financial statements for additional information on intangible assets). Other noninterest expense increased $214 thousand in 2006 over the prior year. This increase was driven by increases in charitable donations, postage, loan collection and telephone expense. Also included in other expense was $116 thousand of merger related costs.

2005 versus 2004:

Noninterest income, excluding securities gains, in 2005 remained unchanged from 2004 at $6.8 million. While the total remained unchanged year-over-year, the contribution of the individual line items did change. Fee income from Investment and Trust Services increased $231 thousand from 2004. Even though trust assets under management remained relatively flat year over year, these assets experienced a 2005 mid-year spike, primarily due to estate settlements, and thereby generated a corresponding increase in fee income. In addition, fee income from services provided by the Bank's Personal Investment Center (PIC) was 13% higher in 2005 than 2004.

Total service charges and fees increased only slightly year over year. Commercial loan fees more than doubled in 2005 as the Bank continued to place a greater emphasis on commercial lending. Consumer lending fees also nearly doubled in 2005. Much of this was due to the success of a consumer debt protection product that provides debt protection in the event of death, disability or involuntary unemployment. However, these increases were offset by a decrease in mortgage fees as mortgage origination volume continued to slow. Service charges and fees on deposit products decreased slightly from 2004 due to a 24% decrease in account analysis fees on the Bank's commercial deposit accounts. Account analysis fees fell in 2005 as the underlying deposit accounts produced higher earning credits due to the increase in short-term rates in 2005 and therefore, produced less fee income. However, the decline in commercial deposit fees was nearly offset by an increase in consumer deposit fees. Fee income from debit card transactions increased approximately 27% in 2005 as this payment method continues to gain popularity. Fees from mortgage banking activities fell in 2005 by 22% from 2004. This reduction was due primarily to a decrease from gains on the sale of mortgages of $323 thousand and was a direct result of a lower volume of sales in 2005 than in 2004. The decrease in the gain on mortgage sales was somewhat offset by a reversal of $160 thousand of previously recorded impairment charges on mortgage servicing rights.

In 2005, the Bank owned 25% of a mortgage banking company that it accounted for using the equity method of accounting. The Bank recorded a loss of $482 thousand from its investment in this company in 2005. This loss includes the Bank's 25% share of operational loss incurred by the company, plus a write-off of $108 thousand, representing the remaining investment on the Bank's balance sheet. This loss was partially offset by fee income of $14 thousand and an increase in net interest income of $31 thousand from services provided to the mortgage banking company by the Bank. The Bank also recorded a loss on this investment of $348 thousand in 2004. During the first quarter of 2005, the mortgage banking company ceased operations. Since the Bank had written off its investment in this company, it does not expect to recognize any future losses from ongoing operations. However, there maybe certain expenses associated with the disposition of the company assets for which the Bank established an expense reserve of $76 thousand in 2005. The Bank recognized a loss of $44 thousand in 2005 versus income of $46 thousand in 2004 from its investment in American Home Bank, N.A.

A sale of real estate that was held for community office expansion produced a gain of $101 thousand in 2005. The Corporation recorded net securities gains of $224 thousand in 2005 that were generated primarily by its equity investment portfolio. In 2004, securities gains of $266 thousand were recorded.

Noninterest expense in 2005 was $17.1 million, an increase of $1.2 million or 7.5% over 2004 noninterest expense of $15.9 million. The largest contributors to the increase were salary and benefit expense, advertising expense, and legal and professional fees. Benefit expenses were responsible for the increase in salary and benefit expense. Employee salary expense was flat year over year. The increase in benefit expense came from increases in pension expense of $160 thousand, health insurance expense of $133 thousand, and an increase in an incentive compensation plan of $70 thousand. Included in the health insurance and pension cost was a one-time charge of $130 thousand for a severance agreement that was recorded in the first quarter of 2005. Advertising expenses increased $108 thousand over 2004 and is due to additional promotions that were offered for loan and deposit specials in 2005. Legal and professional fees continue to climb due to the cost of compliance with accounting, legal and regulatory issues. Much of this increase is related to the costs of compliance with Sarbanes-Oxley Section 404. The Corporation estimates that the external costs of Sarbanes-Oxley compliance exceeded $200 thousand in 2005.

Other noninterest expense increased $361 thousand in 2005 to $2.8 million for the year. Most of the expenses in this category for 2005 did not change significantly from 2005 to 2004. However, there were several nonrecurring expenses that produced most of the $361 thousand increase in other expense. These nonrecurring items include: a $57 thousand loss on the sale of real estate that was no longer used by the Bank, $76 thousand reserve for final costs associated with the dissolution of the mortgage banking company, and a $169 thousand prepayment penalty incurred on the prepayment of two high interest rate Federal Home Loan Bank loans.

Provision for Income Taxes

Federal income tax expense for 2006 was $2.1 million compared to $937 thousand in 2005 and $1.0 million in 2004. The Corporation's effective tax rate for the years ended December 31, 2006, 2005 and 2004 was 21.6%, 13.3% and 16.4%, respectively. The increase in income tax and the effective tax rate in 2006 over the prior year is due to a 37% increase in pre-tax income and a non-recurring tax event that occurred in 2005. During the first quarter of 2005, the Corporation reversed income tax expense when it became apparent that an accrual for additional taxes was no longer warranted. This reversal was responsible for the lower than normal income tax expense and effective tax rate in 2005. If this reversal had not occurred, the Corporation's effective rate for 2005 would have been 18.0%. For a more comprehensive analysis of Federal income tax expense refer to Note 12 of the accompanying financial statements.

Financial Condition

One method of evaluating the Corporation's condition is in terms of its sources and uses of funds. Assets represent uses of funds while liabilities represent sources of funds. At December 31, 2006, total assets reached $799.3 million, an increase of $178 million, or 29% compared to $621.4 million at December 31, 2005. Total deposits increased 30% during 2006 ending the year at 595.3 million. Table 3 presents average balances of the Corporation's assets and liabilities over a three-year period. The following discussion on financial condition will reference the average balance sheet in Table 3 unless otherwise noted.

Investment Securities:

The investment portfolio serves as a mechanism to invest funds if funding sources out pace lending activity and is a component of the Bank's asset liability strategy. The Corporation invests in taxable and tax-free debt securities and equity securities as part of its investment strategy. The mix of taxable and tax-free debt securities are determined by the Bank's Investment Committee and investing decisions are made as a component of balance sheet management. The equity portfolio is considered to be longer-term with a focus on capital appreciation. Tables 4 and 5 provide additional detail about the investment portfolio. All securities are classified as available for sale.

Investment securities averaged $175.4 million in 2006 compared to $164.6 million in 2005. The percentage mix of taxable and tax-free securities remained virtually the same from the prior year. Investment opportunities were not very attractive as the Treasury yield curve was flat or even inverted during the year and short-term rates were better than long-term rates. During 2006, the investment activity centered on reinvesting maturing and pre-paying cash flows. Investments purchased included U.S. Agency, tax-free and mortgage-backed securities and were undertaken in the context of the total risk/return make-up of the portfolio. The yield on the portfolio was 5.11% in 2006 versus 4.39% in 2005. The portfolio was not affected by the acquisition of Fulton as all of its investments were liquidated prior to closing.

At December 31, 2006, the investment portfolio contained $94.2 million of temporarily impaired securities with $817 thousand in unrealized losses. For these securities, Management applies a systematic methodology in order to perform an assessment of the potential for "other-than-temporary" impairment. Generally, those securities with unrealized losses included in the portfolio are investment grade debt securities. In the case of debt securities, investments considered for "other-than-temporary" impairment: (1) had a specified maturity or repricing date; (2) were generally expected to be redeemed at par, and (3) were expected to achieve a recovery in market value within a reasonable period of time. Consequently, the impairments identified on debt securities and subjected to the assessment at December 31, 2006 were deemed to be temporary and required no further adjustment to the financial statements. Management believes that the unrealized losses on debt securities were entirely attributable to changes in interest rates in periods subsequent to the acquisition of the securities, and did not reflect any deterioration of the credit worthiness of the issuing entities. Equity securities are assessed for "other-than-temporary" impairment based on the length of time of impairment and dollar amount of the impairment. The impairment on equity securities at December 31, 2006 was deemed to be temporary and required no further adjustment to the financial statements.

Table 4. Investment Securities at Amortized Cost

The following tables present amortized costs of investment securities by type at December 31 for the past three years

	2006	2005	2004
	(Dollars in thousands)		
Equity Securities	**$ 4,411**	$ 4,393	$ 4,167
U.S. Treasury securities and obligations of U.S. Government agencies	**74,267**	77,035	51,605
Obligations of state and political subdivisions	**51,138**	38,123	38,869
Corporate debt securities	**9,864**	9,961	12,974
Mortgage-backed securities	**45,339**	22,384	29,892
Asset backed securities	**1,919**	10,815	21,261
	$186,938	$162,711	$158,768

Table 5. Maturity Distribution of Investment Portfolio

The following presents an analysis of investment securities at December 31, 2006 by maturity, and the weighted average yield for each maturity presented. The yields presented in this table are calculated using tax-equivalent interest and the amortized cost.

	One year or less		After one year through five years		After five years through ten years		After ten years		Total	
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
	(Dollars in thousands)									
Available for Sale										
U.S. Treasury securities & obligations of U.S. Government agencies	$43,642	4.05%	$18,493	5.09%	$11,613	5.57%	$ 649	6.50%	$ 74,397	4.57%
Obligations of state & political subdivisions	—	—	3,030	7.24%	22,673	7.14%	26,590	7.12%	52,293	7.14%
Corporate debt securities	—	—	3,036	5.85%	1,043	6.55%	6,139	6.77%	10,218	6.47%
Mortgage-backed securities	—	—	6,344	3.93%	8,897	4.67%	29,764	5.29%	45,005	4.98%
Asset-backed securities	100	5.07%	—	0.00%	1,398	5.93%	419	5.62%	1,917	5.55%
	$43,742	4.05%	$30,903	5.14%	$45,624	6.21%	$63,561	6.21%	$183,830	5.52%

Loans:

At December 31, 2006, gross portfolio loans were $528.5 million versus $397.2 million one-year prior. During 2006, gross portfolio loans averaged $462.1 million compared to $372.1 million in 2005, an increase of 24.2% year-over-year. Tables 6 and 7 provide additional information on the Bank's loan portfolio.

Commercial loan activity continued to be strong in 2006 and resulted in approximately $155 million in commercial loan originations, compared to $133 million in 2005. Average commercial loans outstanding in 2006 were $265.3 million, an increase of $58.4 million over the 2005 average of $206.9 million. The Bank continues to aggressively pursue commercial lending opportunities in its market and loan participations in south central Pennsylvania. As part of its effort to attract commercial loan business, the Bank added a staff of small business lenders located at key community offices throughout its market area. Commercial lending products offered by the Bank include fixed and variable rate loans, lines-of-credit and letter-of-credits. The commercial loan portfolio yielded 7.53% in 2006 compared to 6.58% during the prior year.

Table 6. Loan Portfolio

The following table presents an analysis of the Bank's loan portfolio for each of the past five years:

	December 31				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Real estate (primarily first mortgage residential loans)	**$113,846**	$ 79,671	$ 92,703	$105,517	$ 99,104
Real estate—residential construction	**523**	4,622	3,968	4,244	2,886
Commercial, industrial and agricultural	**305,435**	227,864	183,028	165,936	163,618
Consumer (including home equity lines of credit)	**108,730**	85,033	68,317	58,249	55,453
Total loans	**528,534**	397,190	348,016	333,946	321,061
Less: Allowance for loan losses	**(6,850)**	(5,402)	(4,886)	(3,750)	(4,305)
Net loans	**$521,684**	$391,788	$343,130	$330,196	$316,756

The Bank's residential mortgage portfolio averaged $101.1 million in 2006, an increase of approximately $10 million over the average balance in 2005. The increase is attributable to the mortgage loans added from the acquisition of Fulton. Prior to the acquisition, the Bank had continued to see its mortgage portfolio decline from 2005. The Bank sells most of its mortgage production in the secondary market and it expects balances to continue to run-off as prepayments and refinancing continue to outpace growth in the portfolio. In 2006, the Bank closed approximately $37 million in mortgage loans compared to approximately $42 million in 2005. The Bank sold approximately $24 million of mortgage loans to Federal National Mortgage Association (FNMA) in 2006, a decline in sales volume from the 2005 sales of approximately $28 million. The 2006 sales resulted in gains of $279 thousand in 2006. The mortgage portfolio yielded 6.10% in 2006 versus 5.69% in 2005. At December 31, 2006 mortgages loans held for sale were $2.6 million and are not considered part of the Bank's mortgage loan portfolio.

During 2006, consumer loans averaged $95.2 million compared to $74.5 million in 2005, an increase of 28% year-over-year. The Bank originated approximately $63 million in consumer loans during 2006. The 2006 consumer loan production was 15% higher than production in 2005. Home equity loans accounted for 54% of the total consumer loan originations in 2006. The Bank normally offers a very competitive home equity loan product and it was supplemented with loan promotions during the year in order to increase production. Other direct and indirect consumer loan balances remained flat year-over-year as competition from captive lenders, such as financing offered by automobile dealers, continued to increase. The average balance of outstanding home equity lines-of-credit increased 25% year-over-year, as some consumers prefer the flexibility of a line-of-credit rather than a term loan.

The yield on the Bank's total loan portfolio improved to 7.07% in 2006 from 6.27% in 2005. Much of this increase was the result of variable rate commercial loans continuing to reprice up as short-term rates moved up during the first half of 2006.

Table 7. Maturities and Interest Rate Terms of Selected Loans

Stated maturities (or earlier call dates) of selected loans as of December 31, 2006 are summarized in the table below. Residential mortgage and consumer loans are excluded from the presentation.

	Within one year	After one year but within five years	After five years	Total
	(Dollars in thousands)			
Loans:				
Real estate—construction	$ 523	$ —	$ —	$ 523
Commercial, industrial and agricultural	53,621	129,410	122,404	305,435
	$54,144	$129,410	$122,404	$305,958

The following table shows the above loans that have predetermined interest rates and the loans that have variable interest rates at December 31, 2006:

	After one year but within five years	After five years
Loans with predetermined rates	$ 44,950	$ 90,027
Loans with variable rates	84,460	32,377
	$129,410	$122,404

Deposits and Borrowings:

The Corporation continues to rely on deposits as its primary source of funds. The Bank offers numerous deposit products through its community offices. Total deposits were $595.3 million on December 31, 2006. This balance is 30% higher than the 2005 year-end balance of $456.8 million. Deposit balances averaged $527.4 million during 2006, 24% higher than the average balance of $424.9 million in 2005.

Noninterest-bearing demand deposit accounts represent a very valuable funding source to the Bank. These accounts increased approximately $10 million on average from 2005 to 2006. The average balance of these accounts was $79.2 million in 2006 compared to $69.1 million in 2005. Interest-bearing checking accounts were virtually unchanged year-over-year, recording an increase in average balances of less than 1%. Savings accounts declined by approximately $500 thousand on average from 2005 to 2006. Additional savings accounts from the acquisition were the only factor that prevented this account balance from showing a larger decline. As the rate on savings accounts remained low, customers have been looking for higher yielding products. The Bank's Money Management product proved to be attractive to many customers (both existing and new) during 2006. This product is indexed to short-term interest rates and as such paid a market rate throughout the year. The average balance of the Money Management product was $162.8 million in 2006, an increase of approximately 60% over the prior year. This product not only generated a large number of new accounts, but the Bank also saw the size of the average account increase during the year. Time deposits averaged $149.6 million in 2006, approximately $30 million higher than in 2005. Much of this growth was the result of the acquisition. The cost of interest-bearing deposits increased from 2.16% in 2005 to 3.22% in 2006. The Money Management product showed the greatest increase in cost year-over-year. Competition from other local financial institutions and internet banks and brokerages will continue to be a challenge for the Corporation in its efforts to attract new and retain existing deposit accounts. This competition is not expected to lessen in the future.

Table 8. Time Deposits of $100,000 or More

The maturity of outstanding time deposits of $100,000 or more at December 31, 2006 is as follows:

	Amount (Dollars in thousands)
Maturity distribution:	
Within three months	$ 8,329
Over three through six months	7,456
Over six through twelve months	8,583
Over twelve months	10,905
Total	$35,273

In addition to deposits, the Bank uses securities sold under repurchase agreements (Repo) and borrowings from the Federal Home Loan Bank of Pittsburgh (FHLB) as a funding source. The Repo is part of a cash management product offered to commercial and municipal depositors and is very attractive within the Bank's market. This product had an average balance of $69.2 million in 2006, 33% higher than the 2005 average balance of $52.1 million. The Bank also saw a 23% increase in the number of open accounts during the year. The average cost of this product was 4.77% in 2006 versus 3.02% in 2005. This product is also indexed to short-term interest rates; therefore, its cost will change, as short-term rates change. The Bank also uses short-term borrowings from the FHLB to fund the overnight liquidity needs of the Bank; as such, these balances may fluctuate greatly. Table 9 provides additional information about short-term borrowings.

Table 9. Short-Term Borrowings and Securities Sold Under Agreements to Repurchase

The short-term borrowings are primarily overnight borrowings from the Federal Home Loan Bank of Pittsburgh. These borrowings are used to fund the short-term liquidity needs of the Bank. These borrowings reprice on a daily basis and the interest rates fluctuate with short-term market interest rates.

The Bank enters into sales of securities under agreements to repurchase as part of a cash management product offered to commercial customers. These are overnight borrowings by the Bank that are collateralized primarily with U.S. Government and U.S. Agency securities. These borrowings reprice weekly with an interest rate that is indexed to the federal funds rate.

	2006		2005		2004	
	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements
			(Dollars in thousands)			
Ending balance	**$6,700**	**$78,410**	$4,000	$52,069	$ 9,200	$41,808
Average balance	**1,075**	**69,231**	2,133	52,149	13,327	44,805
Maximum month-end balance	**6,700**	**79,999**	7,450	64,867	25,400	51,130
Weighted-average interest rate	**4.61%**	**4.77%**	2.86%	3.02%	1.49%	1.06%

Long-term debt from the FHLB is comprised of term loans payable at maturity and amortizing advances. All of the loans have fixed interest rates. These loans are used on an as needed basis and are usually used for a specific funding purpose. The average balance of the long-term debt in 2006 was $41.6 million in 2006, down from $52.6 million in 2005. The decrease in the long-term debt balance was due primarily to scheduled maturities and amortization of existing loans. In addition, the Bank prepaid a $2.1 million FHLB loan with a high interest rate in 2006. The average cost of long-term debt in 2006 was 5.25%, down from 5.45% in 2005. See Note 11 of the accompanying financial statements for more information.

Shareholders' Equity:

Shareholders' equity totaled $71.6 million at December 31, 2006 versus $55.7 million at December 31, 2005, an increase of $15.9 million. The acquisition of Fulton was responsible for adding $12.6 million to the Shareholders' Equity. The Corporation issued 492,611 shares of its $1 par value common stock as part of the purchase price of the acquisition. The Corporation added $4.0 million to Shareholders Equity via retained earnings during 2006; however, this was somewhat offset by a decrease in accumulated other comprehensive income (AOCI) of $565 thousand. Most of the decrease in AOCI was the result of posting an accumulated pension liability of $1.3 million in connection with the adoption of a new accounting standard (for more information see Note 15 of the accompanying financial statements.) Regular cash dividends per share declared by the Board of Directors in 2006 and 2005 totaled $.99 and $.95, respectively, an increase of 4.2% in 2006.

The Board of Directors regularly authorizes the repurchase of the Corporation's $1.00 par value common stock. The repurchased shares will be held as treasury shares available for issuance in connection with future stock dividends and stock splits, employee benefit plans, executive compensation plans, the Dividend Reinvestment Plan and other appropriate corporate purposes. The term of the repurchase plans is normally 1 year. The following table provides information regarding approved stock repurchase plans. For additional information on Shareholders' Equity refer to Note 18 of the accompanying financial statements.

Plan Approved	Expiration Date	Shares Authorized	Shares Repurchased Under Approved Plan 2006	Cost
			(Dollars in thousands)	
July 13, 2006	July 12, 2007	100,000	14,600	$386
August 25, 2005	August 24, 2006	50,000	16,192	$414

A strong capital position is important to the Corporation and provides a solid foundation for the future growth of the Corporation. A strong capital position also instills confidence in the Bank by depositors, regulators and investors, and is considered essential by management.

Common measures of adequate capitalization for banking institutions are capital ratios. These ratios indicate the proportion of permanently committed funds to the total asset base. Guidelines issued by federal and state regulatory authorities require both banks and bank holding companies to meet minimum leverage capital ratios and risk-based capital ratios.

The leverage ratio compares Tier 1 capital to average assets while the risk-based ratio compares Tier 1 and total capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to the risk profiles of individual banks. Tier 1 capital is comprised of common stock, additional paid-in capital, retained earnings and components of other comprehensive income, reduced by goodwill and other intangible assets. Total capital is comprised of Tier 1 capital plus the allowable portion of the allowance for loan losses.

Current regulatory capital guidelines call for a minimum leverage ratio of 4.0% and minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. Well-capitalized banks are determined to have leverage capital ratios greater than or equal to 5.0% and Tier 1 and total capital ratios greater than or equal to 6.0% and 10.0%, respectively. Table 10 presents the capital ratios for the consolidated Corporation at December 31, 2006, 2005 and 2004. At year-end 2006, the Corporation and its banking subsidiary exceeded all regulatory capital requirements. For additional information on capital adequacy refer to Note 2 of the accompanying financial statements.

Table 10. Capital Ratios

	December 31		
	2006	2005	2004
Risk-based ratios			
Total capital	**11.91%**	13.85%	14.74%
Tier 1	**10.59%**	12.58%	13.41%
Leverage Ratio	**7.60%**	8.89%	9.14%

Local Economy:

Economic conditions in the Corporation's market area continued to remain strong in 2006. The unemployment rate in the Bank's primary market continues to remain low. Two counties within the market tied for the lowest unemployment rate in the state for the month of December at 3.5%. Franklin County has held the lowest unemployment rate in the state for 19 of the last 20 months, as of December 31, 2006. Franklin County has ranked in the top three among the states sixty-seven counties for the lowest unemployment rate for more than three years. Over a five-year period, manufacturing jobs showed an 11.6% increase within the Bank's market, compared to a 15.6% decline statewide over the same period. The south central part of Pennsylvania is economically one of the fastest growing areas in the state. The area continues to see growth moving in from the south (the Washington/Baltimore metro area) and from the north (Harrisburg area). As such, real estate prices climbed dramatically in 2005, but slowed during the second half of 2006. Warehousing and distribution companies have found the area attractive due to the ease of access to major highways and easy accessibility to large population centers on the east coast. The local economy is not overly dependent on any one industry or business.

The Corporation continues to watch the actions of the Federal Reserve Open Market Committee in its efforts to influence economic growth in the country. Because the Bank derives the majority of its gross revenue from its net interest margin, changes in interest rates can have an effect on its earnings. The FOMC increased the federal funds target rate 4 times in 2006, with the rate ending the year at 5.25%. In 2005, the FOMC increased the federal funds target rate 8 times. Coupled with the increase in short-term rates, were mid and long-term rates that held steady or even fell in 2006. These changes resulted in a U.S. Treasury yield curve that was flat or even slightly inverted during the year. This type of yield curve environment is not conducive to Banks that have historically borrowed short-term and invested long-term. Many economists had predicted a reduction in the federal funds rate in the first half of 2007; forecasts now suggest any decrease may come later in the year, if at all. As such, the yield curve is expected to be flat for 2007.

Asset Quality:

Management monitors loan asset quality (risk of loss from lending activities) by continually reviewing four measurements: (1) watch loans, (2) delinquent loans, (3) foreclosed real estate (commonly referred to as other real estate owned or "OREO"), and (4) net-charge-offs. Management compares trends in these measurements with the Corporation's internally established targets, as well as its national peer group's average measurements.

Watch loans describe loans that are adversely criticized/classified where borrowers are experiencing weakening cash flow and may be paying loans with alternative sources of cash, for example, savings or the sale of unrelated assets. If this continues, the Corporation has an increasing likelihood that the borrower will need to liquidate collateral for repayment. Management emphasizes early identification and monitoring of these loans to proactively minimize any risk of loss. Watch loans include loans that are not delinquent as well as delinquent loans. From year-end 2005 to year-end 2006, the Corporation's watch loans increased 86%, all of which were attributable to the acquisition of Fulton.

Delinquent loans are a result of borrowers' cash flow and/or alternative sources of cash being insufficient to pay loans. The Corporation's likelihood of collateral liquidation to repay the loans becomes more probable the further behind a borrower falls, particularly when loans reach 90 days or more past due.

Management breaks down delinquent loans into two categories: (1) loans that are past due 30-89 days, and (2) nonperforming loans that are comprised of loans that are 90 days or more past due or loans for which Management has stopped accruing interest. Nonaccruing loans (primarily residential mortgage and commercial loans) generally represent Management's determination that collateral liquidation is not likely to fully repay both interest and principal.

The Corporation's 30-89 day average loan delinquency as a percent of total loans was 1.29% and 1.44% for the first and second quarter of 2006, respectively. These ratios compared unfavorably to the Corporation's peer group and to the same periods in 2005. Management expected and continues to expect that this unfavorable comparison will continue due to a block of loans purchased in mid-year 2005. These purchased loans historically repay in arrears, but provide a significantly higher yield and represent an exceptionally low risk of loss (11 basis points over a 10-year period). The Corporation's third quarter average loan delinquency increased to 1.75% as a direct result of the Fulton acquisition. The Corporation successfully addressed many of the merger related delinquencies during the fourth quarter and ended the year at an average loan delinquency ratio of 1.28%.

Table 12 presents information about the Corporation's nonperforming assets. After decreasing for two consecutive years, nonperforming assets increased to $2.3 million at December 31, 2006. Both nonaccrual loans and loans past due 90 days or more increased year-over-year. Likewise, the year-end 2006 nonperforming assets to total asset ratios have increased since the prior year-end. The increase in nonperforming assets was the result of the Fulton acquisition. Despite these increases, the Corporation does not anticipate increased risk of loss based on currently known facts. For the third consecutive year-end, the Corporation had no foreclosed real estate.

Charged-off loans usually result from: (1) a borrower being legally relieved of loan repayment responsibility through bankruptcy, (2) insufficient collateral sale proceeds to repay a loan; or (3) the borrower and/or guarantor does not own other saleable assets that, if sold, would generate sufficient sale proceeds to repay a loan.

In contrast to 2005, the Corporation charged-off more loans in 2006 than it recovered on current and prior period charged-off loans. Consequently, the Corporation's net loan charge-offs as a percentage of average loans increased from (.02%) in 2005 compared to .04% in 2006. Despite this increase, the Corporation's net charge-off ratio compares very favorably to its peer group. During 2006, the allowance for loan losses increased 26% from $5.4 million at December 31, 2005 to $6.9 million at December 31, 2006. This increase resulted primarily from the addition of the Fulton allowance of $1.4 million. However, the merger-related loan portfolio growth caused the allowance for loan losses as a percentage of total loans to decrease from 1.36% at December 31, 2005 to 1.30% at December 31, 2006. Despite this decrease, the ratio compared favorably to peer group and Management is confident in the adequacy of the allowance for loan losses. For more information on asset quality, refer to the following tables.

Table 11. Allocation of the Allowance for Loan Losses

The following table shows the allocation by dollar amount and percentage of the allowance for loan losses by major loan category:

	2006		2005		2004		2003		2002	
	(Dollars in thousands)									
Real Estate	**$1,498**	**22%**	$1,560	29%	$1,762	36%	$ 197	5%	$ 97	2%
Commercial, industrial and agricultural	**4,902**	**72%**	3,425	63%	2,629	54%	3,093	83%	3,716	86%
Consumer	**450**	**6%**	417	8%	495	10%	460	12%	492	12%
	$6,850	**100%**	$5,402	100%	$4,886	100%	$3,750	100%	$4,305	100%

The following table shows the percentage of the loans in each category to total loans at year end:

Percentage of gross loans outstanding by category	2006	2005	2004	2003	2002
Real Estate	**22%**	21%	28%	33%	32%
Commercial, industrial and agricultural	**58%**	58%	53%	50%	51%
Consumer	**20%**	21%	19%	17%	17%
	100%	100%	100%	100%	100%

Table 12. Nonperforming Assets

The following table presents an analysis of nonperforming assets for each of the past five years

	December 31				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Nonaccrual loans	**$ 1,179**	$ 206	$ 355	$ 483	$ 2,802
Loans past due 90 days or more and not included above	**1,148**	583	587	284	651
Total nonperforming loans	**2,327**	789	942	767	3,453
Foreclosed real estate	—	—	—	349	1,536
Total nonperforming assets	**$ 2,327**	$ 789	$ 942	$ 1,116	$ 4,989
Nonperforming loans to total loans	**0.44%**	0.20%	0.27%	0.23%	1.08%
Nonperforming assets to total assets	**0.29%**	0.13%	0.17%	0.20%	0.94%
Allowance for loan losses to nonperforming loans	**294.37%**	684.66%	518.68%	488.92%	124.67%

It is the Corporation's policy to evaluate the probable collectibility of principal and interest due under terms of loan contracts for all loans 90 days or more past due or restructured loans. Further, it is the Corporation's policy to discontinue accruing interest on loans that are not adequately secured and not expected to be repaid in full or restored to current status. Upon determination of nonaccrual status, the Corporation subtracts any current year accrued and unpaid interest from its income, and any prior year accrued and unpaid interest from the allowance for loan losses. The Corporation has no foreign loans.

Table 13. Allowance for Loan Losses

The following table presents an analysis of the allowance for loan losses for each of the past five years:

	December 31				
	2006	**2005**	**2004**	**2003**	**2002**
	(Dollars in thousands)				
Balance at beginning of year	**$5,402**	$ 4,886	$ 3,750	$ 4,305	$ 4,051
Addition of Fulton allowance	**1,392**	—	—	—	—
Charge-offs:					
Commercial, industrial and agricultural	—	(82)	(97)	(2,448)	(778)
Consumer	**(288)**	(203)	(205)	(107)	(202)
Real estate	**(96)**	—	—	(4)	(67)
Total charge-offs	**(384)**	(285)	(302)	(2,559)	(1,047)
Recoveries:					
Commercial, industrial and agricultural	**59**	270	476	255	17
Consumer	**99**	75	72	33	40
Real estate	**42**	30	10	21	54
Total recoveries	**200**	375	558	309	111
Net (charge-offs) recoveries	**(184)**	90	256	(2,250)	(936)
Provision for loan losses	**240**	426	880	1,695	1,190
Balance at end of year	**$6,850**	$ 5,402	$ 4,886	$ 3,750	$ 4,305
Ratios:					
Net loans charged-off (recovered) as a percentage of average loans	**0.04%**	-0.02%	-0.08%	0.68%	0.30%
Net loans charged-off (recovered) as a percentage of the provision for loan losses	**76.67%**	-21.13%	-29.09%	132.74%	78.66%
Allowance as a percentage of loans	**1.30%**	1.36%	1.40%	1.12%	1.34%

Liquidity

The Corporation must meet the financial needs of the customers that it serves, while providing a satisfactory return on the shareholders' investment. In order to accomplish this, the Corporation must maintain sufficient liquidity in order to respond quickly to the changing level of funds required for both loan and deposit activity. The goal of liquidity management is to meet the ongoing cash flow requirements of depositors who want to withdraw funds and of borrowers who request loan disbursements. Historically, the Corporation has satisfied its liquidity needs from earnings, repayment of loans and amortizing investment securities, maturing investment securities, loans sales, deposit growth and its ability to access existing lines of credit. All investments are classified as available for sale; therefore, securities that are not pledged as collateral for borrowings are an additional source of readily available liquidity.

Another source of available liquidity for the Bank is a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). At December 31, 2006, the Bank had approximately $201 million available on its line of credit with the FHLB that it could borrow to meet any liquidity needs. The Bank's primary liquidity reserve at December 31, 2006 was $241.6 million. The reserve is comprised of the Bank's unused borrowing capacity at FHLB plus its unpledged investment securities. The Bank regularly forecasts its liquidity needs through its asset/liability process and believes it can meet all anticipated liquidity demands.

Off Balance Sheet Commitments

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments.

Because these instruments have fixed maturity dates and many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation. Unused commitments and standby letters of credit totaled $120.3 million and $17.0 million, respectively, at December 31, 2006. Unused commitments and stand-by letters of credit totaled $86.7 million and $9.7 million, respectively, at December 31, 2005 (refer to Note 19 of the accompanying financial statements for more information).

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity.

The following table represents the Corporation's aggregate on and off balance sheet contractual obligations to make future payments as of December 31, 2006:

Contractual Obligations

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
	(Amounts in thousands)				
Time deposits	$115,299	$42,347	$11,808	$ 168	$169,622
Long-term debt	—	22,622	284	15,543	38,449
Operating leases	307	393	393	3,818	4,911
Deferred compensation	66	92	138	395	691
Estimated future pension payments	611	1,276	1,329	4,131	7,347
Total	**$116,283**	**$66,730**	**$13,952**	**$24,055**	**$221,020**

The Corporation is not aware of any known trends, demands, commitments, events or uncertainties which would result in any material increase or decrease in liquidity. The Corporation has also entered into an interest rate swap agreement as part of its interest rate risk management strategy. For more information, refer to Note 14 of the accompanying financial statements.

Market Risk

In the course of its normal business operations, the Corporation is exposed to certain market risks. The Corporation has no foreign currency exchange rate risk, no commodity price risk or material equity price risk. However, it is exposed to interest rate risk. All interest rate risk arises in connection with financial instruments entered into for purposes other than trading. Financial instruments, which are sensitive to changes in market interest rates, include fixed and variable-rate loans, fixed-income securities, derivatives, interest-bearing deposits and other borrowings.

Changes in interest rates can have an impact on the Corporation's net interest income and the economic value of equity. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income and economic value of equity to changing interest rates in order to achieve consistent earnings that are not contingent upon favorable trends in interest rates.

The Corporation uses several tools to measure and evaluate interest rate risk. One tool is interest rate sensitivity or gap analysis. Gap analysis classifies assets and liabilities by repricing and maturity characteristics and provides management with an indication of how different interest rate scenarios will impact net interest income. Table 14 presents a gap analysis of the Corporation's balance sheet at December 31, 2006. Positive gaps in the under one-year time interval suggest that, all else being equal, the Corporation's near-term earnings would rise in a higher interest rate environment and decline in a lower rate environment. A negative gap suggests the opposite result. At December 31, 2006, the Corporation's cumulative gap position at one year was slightly negative.

Another tool for analyzing interest rate risk is financial simulation modeling which captures the affect of not only changing interest rates but also other sources of cash flow variability including loan and securities prepayments and customer preferences. Financial simulation modeling forecasts both net interest income and the economic value of equity under a variety of different interest rate environments. Economic value of equity is defined as the estimated discounted present value of assets minus the discounted present value of liabilities and is a surrogate for long-term earnings. The Corporation regularly measures the effects of an up or down 1% and 2% rate shock which is deemed to represent the outside limits of any reasonably probable movement in market interest rates during a one-year time frame. As indicated in Table 15, the financial simulation analysis indicated that as of December 31, 2006, prospective net interest income over a one-year time period would be adversely affected by higher market interest rates in an interest rate shock scenario. The decline in net-interest income is due to the large amount of interest-bearing liabilities that are indexed to short-term rates and would reprice immediately in a shock scenario. In year-two of a shock simulation, net interest income improves from year-one as the assets side of the balance sheet has gone through a complete repricing cycle. The Corporation considers the likelihood of this type of shock scenario to be low. If the simulation is conducted in an environment where the yield curve becomes either positively or negatively sloped over a one-year period, net interest income is more stable than in the shock scenario. The economic value of equity remains fairly consistent over time. in each shock scenario. The Corporation establishes tolerance guidelines for these measures of interest rate sensitivity. As of December 31, 2006, the Corporation was outside the prescribed tolerance ranges for net interest income sensitivity in the rates-up scenario for the reasons described above. In the rates-down scenario the Corporation is in compliance with its tolerance ranges. The Corporation is monitoring this situation on an on-going basis and is reviewing different options. The Corporation is in compliance with its economic value of equity tolerance ranges as of December 31, 2006.

Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing. Certain shortcomings are inherent in the computation of discounted present value and, if key relationships do not unfold as assumed, actual values may differ from those presented. Further, the computations do not contemplate any actions Management could undertake in response to changes in market interest rates.

During 2001, the Bank entered into three interest rate swap transactions with an aggregate notional amount of $20 million and terms ranging from three to seven years. As of December 31, 2006 one swap remained with notional aggregate amount of $5 million and a maturity date of July 11, 2008. According to the terms of each transaction, the Bank pays fixed-rate interest payments and receives floating-rate payments. The swaps were entered into to hedge the Corporation's exposure to changes in cash flows attributable to the impact of interest rate changes on variable-rate money market deposit accounts. The swaps added $38 thousand to interest expense in 2006 compared to $273 thousand in 2005. At December 31, 2006, the fair value of the swaps was negative $37 thousand as compared to a negative fair value of $137 thousand at December 31, 2005 and was recognized in comprehensive income, net of tax. See Notes 13 and 14 of the accompanying financial statements for additional information on comprehensive income and financial derivatives.

The Board of Directors has given Management authorization to enter into additional derivative activity including interest rate swaps, caps and floors, forward-rate agreements, options and futures contracts in order to hedge interest rate risk. The Bank is exposed to credit risk equal to the positive fair value of a derivative instrument, if any, as a positive fair value indicates that the counterparty to the agreement is financially liable to the Bank. To limit this risk, counterparties must have an investment grade long-term debt rating and individual counterparty credit exposure is limited by Board approved parameters. Management anticipates continuing to use derivatives, as permitted by its Board-approved policy, to manage interest rate risk.

Table 14. Interest Rate Sensitivity Analysis

	1-90 Days	91-181 Days	182-365 Days	1-5 Years	Beyond 5 Years	Total
			(Dollars in Thousands)			
Interest-earning assets:						
Interest -bearing deposits in other banks	$ 293	$ —	$ —	$ —	$ —	$ 293
Investment securities and restricted stock	30,440	15,292	24,704	73,258	48,793	192,487
Loans, net of unearned income	192,727	34,501	51,670	210,675	41,522	531,095
Interest rate swaps (receive side)	5,000	—	—	—	—	5,000
Total interest-earning assets	**228,460**	**49,793**	**76,374**	**283,933**	**90,315**	**728,875**
Interest-bearing liabilities:						
Interest-bearing checking	21,507	—	—	—	57,135	78,642
Money market deposit accounts	201,917	—	—	—	3,944	205,861
Savings	19,512	—	—	—	33,970	53,482
Time	33,497	32,750	49,587	53,598	190	169,622
Securities sold under agreements to repurchase	78,410	—	—	—	—	78,410
Short tem borrowings	6,700	—	—	—	—	6,700
Long term debt	682	690	1,404	24,501	11,172	38,449
Interest rate swaps (pay side)	—	—	—	5,000	—	5,000
Total interest-bearing liabilities	**$ 362,225**	**$ 33,440**	**$ 50,991**	**$ 83,099**	**$106,411**	**$636,166**
Interest rate gap	**$(133,765)**	**$ 16,353**	**$ 25,383**	**$200,834**	**$ (16,096)**	**$ 92,709**
Cumulative interest rate gap	**$(133,765)**	**$(117,412)**	**$(92,029)**	**$108,805**	**$ 92,709**	

Note 1: The maturity/repricing distribution of investment securities is based on the maturity date for nonamortizing, noncallable securities; probable exercise/non-exercise of call options for callable securities; and estimated amortization based on industry experience for amortizing securities.

Note 2: Distribution of loans is based on contractual repricing/repayment terms adjusted for expected prepayments based on historical patterns. Loans held for sale are included in the 1 - 90 day time period.

Note 3: Interest-bearing checking, MMDA and savings accounts are non-maturity deposits which are distributed in accordance with contractual repricing terms or historical correlation to market interest rates.

Note 4: Long-term debt reflects Federal Home Loan Bank notes with fixed maturity and amortizing repayment schedules.

Table 15. Sensitivity to Changes in Market Interest Rates

	2006 Future Interest Rate Scenarios (Dollars in Thousands)				
	-200 bps	**-100 bps**	**Unchanged**	**+100 bps**	**+200 bps**
Prospective one-year net interest income (NII):					
Change	**$ 26,357**	**$ 26,275**	**$ 25,490**	**$ 23,656**	**$ 21,976**
Percent change	**3.4%**	**3.1%**	**—**	**-7.2%**	**-13.8%**
Board policy limit	**-7.5%**	**-3.8%**	**—**	**-3.8%**	**-7.5%**
Economic value of portfolio equity (EVE):					
Change	**$106,970**	**$112,884**	**$115,676**	**$113,138**	**$107,845**
Percent change	**-7.5%**	**-2.4%**	**—**	**-2.2%**	**-6.8%**
Board policy limit	**-20.0%**	**-10.0%**	**—**	**-10.0%**	**-20.0%**

	2005 Future Interest Rate Scenarios (Dollars in Thousands)				
	-200 bps	**-100 bps**	**Unchanged**	**+100 bps**	**+200 bps**
Prospective one-year net interest income (NII):					
Change	$ 19,579	$ 19,85	$ 19,800	$ 19,477	$ 18,866
Percent change	-1.1%	0.3%	—	-1.6%	-4.7%
Board policy limit	-7.5%	-3.8%	—	-3.8%	-7.5%
Economic value of portfolio equity (EVE):					
Change	$ 89,879	$ 97,12	$101,167	$101,530	$100,376
Percent change	-11.2%	-4.0%	—	0.4%	-0.8%
Board policy limit	-20.0%	-10.0%	—	-10.0%	-20.0%

Key assumptions:

1. Residential mortgage loans and mortgage-backed securities prepay at rate-sensitive speeds consistent with observed historical prepayment speeds for pools of residential mortgages.
2. Fixed-rate commercial and consumer loans prepay at rate-sensitive speeds consistent with estimated prepayment speeds for these types of loans.
3. Variable rate loans and variable rate liabilities reprice in accordance with their contractual terms, if any. Rate changes for adjustable rate mortgages are constrained by their contractual caps and floors.
4. Interest-bearing nonmaturity deposits reprice in response to different interest rate scenarios consistent with the Corporation's historical rate relationships to market interest rates. Nonmaturity deposits run off over various future time periods, ranging from one month to twenty years, in accordance with analysis of historical decay rates.

Forward-Looking Statements

Certain statements appearing herein which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements refer to a future period or periods, reflecting management's current views as to likely future developments, and use words "may," "will," "expect," "believe," "estimate," "anticipate," or similar terms. Because forward-looking statements involve certain risks, uncertainties and other factors over which the Corporation has no direct control, actual results could differ materially from those contemplated in such statements. These factors include (but are not limited to) the following: general economic conditions, changes in interest rates, change in the Corporation's cost of funds, changes in government monetary policy, changes in government regulation and taxation of financial institutions, changes in the rate of inflation, changes in technology, the intensification of competition within the Corporation's market area, and other similar factors.

Impact of Inflation

The impact of inflation upon financial institutions such as the Corporation differs from its effect upon other commercial enterprises. Unlike most other commercial enterprises, virtually all of the assets of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than do the effects of general levels of inflation. Although inflation (and inflation expectations) may affect the interest rate environment, it is not possible to measure with any precision the impact of future inflation upon the Corporation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information related to this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Franklin Financial Services Corporation
Chambersburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Franklin Financial Services Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Financial Services Corporation and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Franklin Financial Services Corporation changed its method of accounting for its defined benefit pension plan and for share-based payments in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Franklin Financial Services Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 1, 2007

Consolidated Balance Sheets

	December 31	
	2006	2005
	(Amounts in thousands, except per share data)	
Assets		
Cash and due from banks	$ 21,855	$ 19,706
Fed funds sold	—	4,000
Interest-bearing deposits in other banks	293	1,032
Total cash and cash equivalents	22,148	24,738
Investment securities available for sale	189,345	164,060
Restricted stock	3,142	3,184
Loans held for sale	2,561	1,328
Loans	528,534	397,190
Allowance for loan losses	(6,850)	(5,402)
Net Loans	521,684	391,788
Premises and equipment, net	13,101	8,897
Bank owned life insurance	17,561	11,814
Goodwill	9,113	—
Other intangible assets	3,071	139
Equity method investment	4,028	4,049
Other assets	13,579	11,360
Total assets	**$799,333**	$621,357
Liabilities		
Deposits		
Demand (noninterest-bearing)	$ 87,688	$ 77,354
Savings and interest checking	337,985	254,722
Time	169,622	124,723
Total Deposits	595,295	456,799
Securities sold under agreements to repurchase	78,410	52,069
Short term borrowings	6,700	4,000
Long term debt	38,449	48,546
Other liabilities	8,865	4,273
Total liabilities	**727,719**	565,687
Shareholders' equity		
Common stock, $1 par value per share, 15,000 shares authorized with 4,299 and 3,806 shares issued and 3,838 and 3,352 shares outstanding at December 31, 2006 and 2005, respectively	4,299	3,806
Capital stock without par value, 5,000 shares authorized with no shares issued and outstanding	—	—
Additional paid-in capital	32,251	19,907
Retained earnings	42,649	38,638
Accumulated other comprehensive income	236	801
Treasury stock, 461 and 454 shares at cost at December 31, 2006 and 2005 respectively	(7,821)	(7,482)
Total shareholders' equity	**71,614**	55,670
Total liabilities and shareholders' equity	**$799,333**	$621,357

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands, except per share data)		
Interest income			
Loans	**$32,391**	$23,123	$19,449
Interest and dividends on investments:			
Taxable interest	**5,554**	4,288	3,359
Tax exempt interest	**2,050**	1,775	1,679
Dividend income	**320**	251	212
Federal funds sold	**538**	256	103
Deposits and other obligations of other banks	**49**	18	7
Total interest income	**40,902**	29,711	24,809
Interest expense			
Deposits	**14,418**	7,671	5,084
Securities sold under agreements to repurchase	**3,303**	1,575	475
Short term borrowings	**49**	61	199
Long term debt	**2,186**	2,866	3,061
Total interest expense	**19,956**	12,173	8,819
Net interest income	**20,946**	17,538	15,990
Provision for loan losses	**240**	426	880
Net interest income after provision for loan losses	**20,706**	17,112	15,110
Noninterest income			
Investment and trust services fees	**3,313**	2,876	2,645
Service charges and fees	**3,757**	3,224	3,150
Mortgage banking activities	**279**	581	745
Increase in cash surrender value of life insurance	**555**	460	469
Equity method investments	**(21)**	(526)	(302)
Other	**209**	156	120
Securities gains, net	**165**	224	266
Total noninterest income	**8,257**	6,995	7,093
Noninterest expense			
Salaries and employee benefits	**9,774**	8,806	8,384
Net occupancy expense	**1,360**	1,177	1,130
Furniture and equipment expense	**890**	712	754
Advertising	**1,130**	916	808
Legal and professional fees	**921**	849	709
Data processing	**1,264**	1,034	1,093
Pennsylvania bank shares tax	**582**	479	467
Intangible amortization	**335**	259	186
Other	**3,040**	2,826	2,465
Total noninterest expense	**19,296**	17,058	15,996
Income before Federal income taxes	**9,667**	7,049	6,207
Federal income tax expense	**2,097**	937	1,015
Net income	**$ 7,570**	$ 6,112	$ 5,192
Earnings per share			
Basic earnings per share	**$ 2.11**	$ 1.82	$ 1.54
Diluted earnings per share	**$ 2.10**	$ 1.81	$ 1.54
Cash dividends declared	**$ 0.99**	$ 0.95	$ 0.88

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	(Dollars in thousands, except per share data)					
For years ended December 31, 2006, 2005, and 2004:						
Balance at December 31, 2003	$3,045	$19,819	$34,251	$ 1,767	$(7,024)	$51,858
Comprehensive income:						
Net income	—	—	5,192	—	—	5,192
Unrealized loss on securities, net of reclassification adjustments	—	—	—	(66)	—	(66)
Unrealized gain on hedging activities, net of reclassification adjustments	—	—	—	474	—	474
Total Comprehensive income						5,600
Cash dividends declared, $.88 per share	—	—	(2,950)	—	—	(2,950)
25% stock dividend	761	—	(761)	—	—	—
Cash paid in lieu of fractional shares in stock split	—	—	(9)	—	—	(9)
Common stock issued under stock option plans	—	45	—	—	99	144
Balance at December 31, 2004	3,806	19,864	35,723	2,175	(6,925)	54,643
Comprehensive income:						
Net income	—	—	6,112	—	—	6,112
Unrealized loss on securities,net of reclassification adjustments	—	—	—	(1,678)	—	(1,678)
Unrealized gain on hedging activities, net of reclassification adjustments	—	—	—	304	—	304
Total Comprehensive income						4,738
Cash dividends declared, $.95 per share	—	—	(3,197)	—	—	(3,197)
Acquisition of 27,722 shares of treasury stock	—	—	—	—	(695)	(695)
Common stock issued under stock option plans	—	43	—	—	138	181
Balance at December 31, 2005	3,806	19,907	38,638	801	(7,482)	55,670
Comprehensive income:						
Net income	—	—	**7,570**	—	—	**7,570**
Unrealized gain on securities, net of reclassification adjustments	—	—	—	**698**	—	**698**
Unrealized gain on hedging activities, net of reclassification adjustments	—	—	—	**65**	—	**65**
Total Comprehensive income						**8,333**
Accumulated pension adjustment, net of tax	—	—	—	**(1,328)**	—	**(1,328)**
Acquisition of Fulton Bancshares Corporation	**493**	**12,069**	—	—	—	**12,562**
Cash dividends declared, $.99 per share	—	—	**(3,559)**	—	—	**(3,559)**
Acquisition of 30,792 shares of treasury stock	—	—	—	—	**(800)**	**(800)**
Common stock issued under stock option plans	—	**11**	—	—	**77**	**88**
Treasury shares issued to dividend reinvestment plan	—	**137**	—	—	**384**	**521**
Stock option compensation	—	**127**	—	—	—	**127**
Balance at December 31, 2006	**$4,299**	**$32,251**	**$42,649**	**$ 236**	**$(7,821)**	**$71,614**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Cash flows from operating activities			
Net income	$ 7,570	$ 6,112	$ 5,192
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,051	1,193	1,123
Net (accretion) amortization on investment securities	(217)	356	585
Stock option compensation	127	—	—
Amortization and write down of mortgage servicing rights	334	81	203
Amortization of intangibles	335	259	186
Provision for loan losses	240	426	880
Securities gains, net	(165)	(224)	(266)
Loans originated for sale	(24,629)	(45,664)	(182,645)
Proceeds from sale of loans	23,675	51,441	188,708
Gain on sales of loans	(279)	(366)	(689)
Net gain on sale of premises and equipment	—	(44)	—
Increase in cash surrender value of life insurance	(555)	(460)	(469)
Loss on equity method investments	21	526	301
(Increase) in interest receivable and other assets	(1,700)	(492)	(597)
Increase in interest payable and other liabilities	791	234	652
Other, net	117	(479)	(198)
Net cash provided by operating activities	6,716	12,899	12,966
Cash flows from investing activities			
Proceeds from sales of investment securities available for sale	1,238	8,234	672
Proceeds from maturities of investment securities available for sale	52,655	42,764	40,150
Net decrease in restricted stock	52	678	891
Purchase of investment securities available for sale	(77,876)	(55,074)	(53,267)
Net increase in loans	(57,074)	(49,134)	(13,876)
Proceeds from sale of premises and equipment	240	289	—
Investment in joint venture	—	(100)	—
Settlement of receivables related to investments acquired in acquisition	33,591	—	—
Cash and cash equivalents acquired from acquisition	3,725	—	—
Cash paid in acqusition	(11,286)	—	—
Capital expenditures	(2,287)	(467)	(982)
Net cash used in investing activities	(57,022)	(52,810)	(26,412)
Cash flows from financing activities			
Net increase in demand deposits, NOW accounts and savings accounts	41,967	49,422	21,392
Net (decrease) increase in time deposits	(9,445)	7,481	6,073
Net increase (decrease) in short term borrowings	29,041	5,061	(12,503)
Long term debt advances	—	5,000	—
Long term debt payments	(10,097)	(8,813)	(4,108)
Dividends paid	(3,559)	(3,197)	(2,950)
Common stock issued under stock option plans	88	181	144
Common stock issued to dividend reinvestment plan	521	—	—
Cash paid in lieu of fractional shares on stock split	—	—	(9)
Purchase of treasury shares	(800)	(695)	—
Net cash provided by financing activities	47,716	54,440	8,039
(Decrease) increase in cash and cash equivalents	(2,590)	14,529	(5,407)
Cash and cash equivalents as of January 1	24,738	10,209	15,616
Cash and cash equivalents as of December 31	$ 22,148	$ 24,738	$ 10,209
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest on deposits and other borrowed funds	$ 19,380	$ 11,867	$ 8,675
Income taxes	$ 2,340	$ 1,442	$ 834

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The accounting policies of Franklin Financial Services Corporation and its subsidiaries conform to generally accepted accounting principles and to general industry practices. A summary of the more significant accounting policies, which have been consistently applied in the preparation of the accompanying consolidated financial statements, follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Franklin Financial Services Corporation (the 'Corporation') and its wholly-owned subsidiaries; Farmers and Merchants Trust Company of Chambersburg, Franklin Financial Properties Corp. and Franklin Future Fund Inc. Farmers and Merchants Trust Company of Chambersburg is a commercial bank (the Bank) that has one wholly-owned subsidiary, Franklin Realty Services Corporation. Franklin Realty Services Corporation is an inactive real-estate brokerage company. Franklin Financial Properties Corp. holds real estate assets that are leased by the Bank. Franklin Future Fund Inc. is a non-bank investment company that makes venture capital investments within the Corporation's primary market area. The activities of non-bank entities are not significant to the consolidated totals. All significant intercompany transactions have been eliminated in consolidation.

Nature of Operations—The Corporation conducts substantially all of its business through its subsidiary bank, Farmers and Merchants Trust Company, which serves its customer base through twenty-three community offices located in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania. These counties are considered to be the Corporation's primary market area. The Bank is a community-oriented commercial bank that emphasizes customer service and convenience. As part of its strategy, the Bank has sought to develop a variety of products and services that meet the needs of both its retail and commercial customers. The Corporation and the Bank are subject to the regulations of various federal and state agencies and undergo periodic examinations by these regulatory authorities.

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the assessment of other than temporary impairment of investment securities, as well as the value of mortgage servicing rights and derivatives.

Significant Group Concentrations of Credit Risk—Most of the Corporation's activities are with customers located within its primary market area. Note 4 discusses the types of securities in which the Corporation invests. Note 5 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations of any one industry or customer.

Statement of Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include Cash and due from banks, Interest-bearing deposits in other banks and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Investment Securities—Management classifies its securities at the time of purchase as available for sale or held to maturity. At December 31, 2006 and 2005, all securities were classified as available for sale, meaning that the Corporation intends to hold them for an indefinite period of time, but not necessarily to maturity. Available for sale securities are stated at estimated fair value, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments of interest income through maturity. The related unrealized holding gains and losses are reported as other comprehensive income, net of tax, until realized. Declines in the fair value of held-to-maturity and available-for-sale securities to amounts below cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating the other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized securities gains and losses are computed using the specific identification method. Gains or losses on the disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the specific security sold. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity or mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Restricted Stock—Restricted stock, which is carried at cost, consists of stock of the Federal Home Loan Bank of Pittsburgh (FHLB) and Atlantic Central Bankers Bank. Federal law requires a member institution of the FHLB to hold FHLB stock according to a predetermined formula.

Other Investment—The Corporation has an investment in American Home Bank, N.A. (AHB). The Corporation owns approximately 21% of the voting stock of this bank and accounts for this investment utilizing the equity method of accounting. At December 31, 2006 and 2005, the carrying amount of this investment was $4.0 million and $4.1 million, respectively, and was included in other assets. The Corporation recorded a loss of $21 thousand in 2006, a loss of $44 thousand in 2005, and income of $46 thousand in 2004.

Financial Derivatives—The Corporation uses interest rate swaps, which it has designated as cash-flow hedges, to manage interest rate risk associated with variable-rate funding sources. All such derivatives are recognized on the balance sheet at fair value in other assets or liabilities as appropriate. To the extent the derivatives are effective and meet the requirements for hedge accounting, changes in fair value are recognized in other comprehensive income with income statement reclassification occurring as the hedged item affects earnings. Conversely, changes in fair value attributable to ineffectiveness or to derivatives that do not qualify as hedges are recognized as they occur in the income statement's interest expense account associated with the hedged item.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Corporation to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Loans—Loans, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are stated at the outstanding unpaid principal balances, net of any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans using the interest method. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in a prior year is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loans.

Loans Held for Sale—Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of cost or estimated fair value (determined on an aggregate basis). All sales are made without recourse. Loans are generally sold with the mortgage servicing rights retained by the Corporation. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loan Servicing—Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the periods of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. For the purpose of computing impairment, mortgage servicing rights are stratified based on risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments including loan type, interest rate and term. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. If the Corporation later determines that all or a portion of the impairment no longer exists, a reduction of the allowance may be recorded as an increase to income. Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loans serviced by the Bank for the benefit of others totaled $143.2 million, $131.1 million and $121.2 million at December 31, 2006, 2005 and 2004, respectively.

Allowance for Loan Losses—The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using historical charge-offs as the starting point in estimating loss. Accordingly, the Corporation may not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated from the respective accounts, and any resultant gain or loss is included in net income.

The cost of maintenance and repairs is charged to operating expense as incurred, and the cost of major additions and improvements is capitalized.

Intangible Assets—Intangible assets consist of goodwill and core deposit intangibles acquired from the purchase of Fulton Bancshares Corporation in 2006. Goodwill is not amortized, nor deductible for tax purposes. However, goodwill is tested for impairment at least annually. Impairment write-downs are charged to results of operations in the period in which the impairment is determined. The core deposit intangible is amortized over the estimated life of the acquired deposits.

Bank Owned Life Insurance—The Bank invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. The Bank purchases life insurance coverage on the lives of a select group of employees. The Bank is the owner and beneficiary of the policies and records the investment at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income.

Foreclosed Real Estate—Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or an acceptance of a deed in lieu of foreclosure. Balances are initially reflected at the estimated fair value less any estimated disposition costs, with subsequent adjustments made to reflect further declines in value. Any losses realized upon disposition of the property, and holding costs prior thereto, are charged against income.

Transfers of Financial Assets—Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when

(1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Income Taxes—Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expenses—Advertising costs are expensed as incurred.

Treasury Stock—The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Investment and Trust Services—Assets held in a fiduciary capacity are not assets of the Corporation and therefore are not included in the consolidated financial statements. Revenue from investment and trust services is recognized on the accrual basis.

Off-Balance Sheet Financial Instruments—In the ordinary course of business, the bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Stock Based Compensation—In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (R), "Share-Based Payment." Statement No. 123(R) revised Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Statement No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured on the grant-date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

The Corporation implemented Statement No. 123(R) in the first quarter of 2006 under the modified prospective method. In 2006, $127 thousand was recognized as compensation expense. This expense is related to options granted in February 2006 under the Corporation's Incentive Stock Option Plan of 2002 and for options issued in July under the Corporation's Employee Stock Purchase Plan. The compensation expense for both awards was been fully expensed in 2006.

Prior to the implementation of FASB Statement No. 123(R), stock options were accounted for under Accounting Principal Bulletin (APB) No. 25. Under APB 25, no compensation expense was recognized related to these options. Had compensation expense for the plans been recognized in accordance with Statement No. 123(R) in 2005 and 2004, the Corporation's net income and per share amounts would have been reduced.

The Corporation calculates the compensation cost of the options by using the Black-Scholes method to determine the fair value of the options granted. In calculating the fair value of the options, the Corporation makes assumptions regarding the risk-free rate of return, the expected volatility of the Corporation's common stock and the expected life of the option. These assumptions are made independently for the ESPP and the ISOP and if changed would impact the compensation cost of the options and the pro-forma impact to net income. The pro forma impact to net income and earnings per share that would have occurred in 2005 and 2004 if compensation expense was recognized based on the estimated fair value of the options on the date of the grant is as follows:

		2005	2004
		(Amounts in thousands, except per share data)	
Net Income:	As reported	$6,112	$5,192
	Compensation not expensed	(92)	(73)
	Proforma	$6,020	$5,119
Basic earnings per share:	As reported	$ 1.82	$ 1.54
	Proforma	1.79	1.52
Diluted earnings per share:	As reported	$ 1.81	$ 1.54
	Proforma	1.79	1.52
Weighted average fair value of ESPP options granted		$ 5.79	$ 5.52
Weighted average fair value of ISOP options granted		$10.42	$ 4.77

Pension—The provision for pension expense was actuarially determined using the projected unit credit actuarial cost method. The funding policy is to contribute an amount sufficient to meet the requirements of ERISA, subject to Internal Revenue Code contribution limitations.

On December 31, 2006, the Corporation adopted SFAS 158 which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (AOCI). SFAS 158 requires the determination of the fair value of a plan's assets at a company's year-end and recognition of actuarial gains and losses, prior service costs or credits, transition assets or obligations as a component of AOCI. These amounts were previously netted against the plan's funded status in the Corporation's consolidated Balance Sheet. These amounts will be subsequently recognized as components of net periodic benefit costs. Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit costs will be recognized as a component of AOCI. Those amounts will subsequently be recorded as component of net periodic benefit costs as they are amortized during future periods. As a result of adopting SFAS 158, the Corporation recorded a decrease in AOCI of $1.4 million, net of tax, which represents its under-funded benefit obligation.

Earnings per share—Earnings per share are computed based on the weighted average number of shares outstanding during each year. The Corporation's basic earnings per share are calculated as net income divided by the weighted average number of shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of stock options.

A reconciliation of the weighted average shares outstanding used to calculate basic earnings per share and diluted earnings per share follows:

	2006	2005	2004
	(In thousands, except per share data)		
Weighted average shares outstanding (basic)	**3,596**	3,366	3,368
Impact of common stock equivalents	**7**	7	9
Weighted average shares outstanding (diluted)	**3,603**	3,373	3,377
Anti-dilutive options excluded from calculation	**24**	28	18
Net Income	**$7,570**	$6,112	$5,192
Basic Earnings Per Share	**$ 2.11**	$ 1.82	$ 1.54
Diluted Earnings Per Share	**$ 2.10**	$ 1.81	$ 1.54

Reclassifications—Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications did not affect reported net income.

Segment Reporting—The Bank acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers. Through its community office and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Bank also performs personal, corporate, pension and fiduciary services through its Investment and Trust Services Department and Personal Investment Center.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Bank. As such, discrete information is not available and segment reporting would not be meaningful.

Comprehensive Income—Comprehensive income is reflected in the Consolidated Statements of Changes in Shareholders' Equity and includes net income and unrealized gains or losses, net of tax, on investment securities and derivatives.

Recent Accounting Pronouncements:

EITF Issue No. 06-04 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements"

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principals Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption.

The disclosures are required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Corporation is evaluating the affect EITF 06-4 will have on its financial statements.

SFAS No. 156 "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140".

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Corporation is evaluating the affect the adoption of SFAS No. 156 will have on its financial statements.

SFAS No. 157 "Fair Value Measurement"

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Corporation is evaluating the affect the adoption of SFAS No. 157 will have on its financial statements.

SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement 115"

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Corporation January 1, 2008.

Staff Accounting Bulletin No. 108

On September 13, 2006, the Securities and Exchange Commission "SEC" issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that,companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that the adoption had no impact on the reported results of operations or financial conditions.

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109"

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the affect of adopting FIN 48 on our financial statements.

Note 2. Regulatory Matters

The Bank is limited as to the amount it may lend to the Corporation, unless such loans are collateralized by specific obligations. State regulations also limit the amount of dividends the Bank can pay to the Corporation and are generally limited to the Bank's accumulated net earnings. At December 31, 2006, the amount available for dividends was $35.8 million. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum leverage capital ratio of 6% and a risk-based capital ratio of 10%, defined substantially the same as those by the FDIC. Management believes, as of December 31, 2006 and 2005, that the Corporation and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2006 the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The table that follows presents the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank as defined by the FDIC. Actual capital amounts and ratios are also presented.

	As of December 31, 2006					
	Actual		Minimum to be Adequately Capitalized		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Risk-based Capital Ratio						
Corporation	**$66,376**	**11.91%**	**$44,598**	**8.00%**	**N/A**	
Bank	**55,177**	**10.09%**	**$43,758**	**8.00%**	**$54,698**	**10.00%**
Tier 1 Risk-based Capital Ratio						
Corporation	**$59,043**	**10.59%**	**$22,299**	**4.00%**	**N/A**	
Bank	**48,232**	**8.82%**	**$21,879**	**4.00%**	**$32,819**	**6.00%**
Tier 1 Leverage Ratio						
Corporation	**$59,043**	**7.60%**	**$31,091**	**4.00%**	**N/A**	
Bank	**48,232**	**6.29%**	**$30,690**	**4.00%**	**$38,362**	**5.00%**

	As of December 31, 2005					
	Actual		Minimum to be Adequately Capitalized		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Risk-based Capital Ratio						
Corporation	$60,088	13.85%	$34,706	8.00%	N/A	
Bank	49,600	11.71%	33,893	8.00%	$42,367	10.00%
Tier 1 Risk-based Capital Ratio						
Corporation	$54,557	12.58%	$17,353	4.00%	N/A	
Bank	44,282	10.45%	16,947	4.00%	$25,420	6.00%
Tier 1 Leverage Ratio						
Corporation	$54,557	8.89%	$24,557	4.00%	N/A	
Bank	44,282	7.25%	24,433	4.00%	$30,542	5.00%

Note 3. Restricted Cash Balances

The Corporation's subsidiary bank is required to maintain reserves against its deposit liabilities in the form of vault cash and/or balances with the Federal Reserve Bank. Deposit reserves that are required to be held by the bank were approximately $149 thousand and $728 thousand at December 31, 2006 and December 31, 2005, respectively and were satisfied by the bank's vault cash. In addition, as compensation for check clearing and other services, a compensatory balance maintained at the Federal Reserve Bank at December 31, 2006 and 2005, was approximately $900 thousand.

Note 4. Investment Securities

The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2006 and 2005 are as follows:

2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(Amounts in thousands)		
Equity securities	$ 4,411	$1,134	$ 30	$ 5,515
U.S. Treasury securities and obligations of U.S. Government agencies	74,267	374	244	74,397
Obligations of state and political subdivisions	51,138	1,224	69	52,293
Corporate debt securities	9,864	394	40	10,218
Mortgage-backed securities	45,339	93	427	45,005
Asset-backed securities	1,919	5	7	1,917
	$186,938	$3,224	$817	$189,345

2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity securities	$ 4,393	$ 753	$ 179	$ 4,967
U.S. Treasury securities and obligations of U.S. Government agencies	77,035	3	657	76,381
Obligations of state and political subdivisions	38,123	1,542	49	39,616
Corporate debt securities	9,961	375	61	10,275
Mortgage-backed securities	22,384	21	437	21,968
Asset-backed securities	10,815	58	20	10,853
	$162,711	$2,752	$1,403	$164,060

At December 31, 2006 and 2005, the book value of investment securities pledged to secure public funds, trust balances, repurchase agreements and other deposit obligations totaled $125.0 million and $104.1 million, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2006, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
	(Amounts in thousands)	
Due in one year or less	$ 43,963	$ 43,742
Due after one year through five years	24,488	24,559
Due after five years through ten years	35,764	36,727
Due after ten years	32,973	33,797
	$137,188	$138,825
Mortgage-backed securities	45,339	45,005
	$182,527	$183,830

The composition of the net realized securities gains for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(Amounts in thousands)		
Gross gains realized	$211	$311	$266
Gross losses realized	(46)	(87)	—
Net gains realized	$165	$224	$266
Tax provision applicable to securities gains	$ 56	$ 76	$ 90

At December 31, 2006, the Corporation held ninety-eight investment securities where the current fair value was less than the related amortized cost. Management believes that the unrealized losses on debt securities reflect changes in interest rates subsequent to the acquisition of specific securities and do not reflect any deterioration of the credit worthiness of the issuing entities. Generally, securities with an unrealized loss are debt securities of investment grade. Therefore, the bonds have a maturity date and are generally expected to pay-off at par, substantially eliminating any market value losses at that time. The Corporation believes it has the ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

The Corporation's equity securities with unrealized losses are comprised of six common stocks in the banking industry. Sixty-nine percent of the total unrealized loss is in two stocks. The Corporation has established different parameters for evaluating equity securities for other than temporary impairment. These parameters include, but are not limited to, the length of time in an unrealized loss position and the amount of the unrealized loss. At December 31, 2006 no equity securities were determined to be impaired.

The following tables reflects temporary impairment in the investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the years ended December 31, 2006 and 2005.

	December 31, 2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)					
Equity Securities	$ 269	$ 15	$ 185	$ 15	$ 454	$ 30
U.S. Treasury securities and obigations of U.S. Government agencies	13,135	22	43,058	222	56,193	244
Obligations of State and Political Subdivisions	7,517	64	684	5	8,201	69
Corporate debt securities	—	—	1,016	40	1,016	40
Mortgage-backed securities	15,512	52	12,551	375	28,063	427
Asset-backed securities	—	—	290	7	290	7
Total temporarily impaired securities	$36,433	$153	$57,784	$664	$94,217	$817

	December 31, 2005					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)					
Equity Securities	$ 792	$106	$ 516	$ 73	$ 1,308	$ 179
U.S. Treasury securities and obigations of U.S. Government agencies	49,072	360	23,538	297	72,610	657
Obligations of State and Political Subdivisions	3,112	49	—	—	3,112	49
Corporate debt securities	—	—	1,021	61	1,021	61
Mortgage-backed securities	6,563	94	12,759	343	19,322	437
Asset-backed securities	175	1	460	19	635	20
Total temporarily impaired securities	$59,714	$610	$38,294	$793	$98,008	$1,403

Note 5. Loans

A summary of loans outstanding at the end of the reporting periods is as follows:

	December 31	
	2006	2005
	(Amounts in thousands)	
Real estate (primarily first mortgage residential loans)	**$113,846**	$ 79,671
Real estate—residential construction	**523**	4,622
Commercial, industrial and agricultural	**305,435**	227,864
Consumer (including home equity lines of credit)	**108,730**	85,033
	528,534	397,190
Less: Allowance for loan losses	**(6,850)**	(5,402)
Net Loans	**$521,684**	$391,788
Included in the loan balances are the following:		
Net unamortized deferred loan costs	**$ 477**	$ 410
Unamortized (discount) premium on purchased loans	**$ (375)**	$ 604

Loans to directors and executive officers and related interests and affiliated enterprises

	2006	2005
	(Amounts in thousands)	
Balance at beginning of year	**$ 2,559**	$ 11,618
New loans made	**14,842**	7,711
Repayments	**(4,076)**	(16,770)
Balance at end of year	**$13,325**	$ 2,559

Such loans are made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection. New loans made include $4.2 million of previously outstanding loans to former Directors of Fulton Bancshares Corporation that joined the Board of the Corporation in 2006.

Loans recorded from the acquisition were reviewed within the guidance provided by Statement of Position (SOP) 03-3 "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The review determined that the provisions of SOP 03-3 were not material with respect to the acquired loans.

Note 6. Allowance for Loan Losses

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Balance at beginning of year	**$5,402**	$4,886	$3,750
Charge-offs	**(384)**	(285)	(302)
Recoveries	**200**	375	558
Net recoveries (charge-offs)	**(184)**	90	256
Addition of Fulton allowance	**1,392**	—	—
Provision for loan losses	**240**	426	880
Balance at end of year	**$6,850**	$5,402	$4,886
Restructured loans	**$ —**	$ —	$ —
Nonaccrual loans	**1,179**	206	335
Loans past due 90 days or more and still accruing	**1,148**	583	587

The gross interest that would have been recorded if nonaccrual loans had been current in accordance with their original terms and the amount actually recorded in income were as follows:

	2006	2005	2004
	(Amounts in thousands)		
Gross interest due under terms	**$132**	$ 25	$ 22
Amount included in income	**(95)**	(14)	(9)
Interest income not recognized	**$ 37**	$ 11	$ 13
Interest income recognized on impaired loans, primarily on an accrual basis	**437**	354	293

	2006	2005	2004
	(Amounts in thousands)		
Recorded investment in loans that were considered to be impaired, as defined by Statement No. 114	**$4,555**	$4,662	$6,919
Impaired loans that have an allowance for credit losses established	**1,153**	613	1,374
Allowance for credit losses established on impaired loans	**296**	289	427
Average recorded investment in impaired loans	**5,277**	5,973	8,068

Note 7. Premises and Equipment

Premises and equipment consist of:

		December 31	
	Estimated Life	2006	2005
		(Dollars in thousands)	
Land		**$ 2,478**	$ 1,198
Buildings and leasehold improvements	15 - 30 years, or lease term	**16,535**	12,905
Furniture, fixtures and equipment	3 - 10 years	**12,396**	8,246
Total cost		**31,409**	22,349
Less: Accumulated depreciation		**(18,308)**	(13,452)
Net premises and equipment		**$ 13,101**	$ 8,897

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $1.1 million, $935 thousand and $910 thousand, respectively.

The Corporation leases various premises and equipment for use in banking operations. Future minimum payments on these leases are as follows:

	(Amounts in thousands)
2007	$ 307
2008	197
2009	196
2010	197
2011	196
2012 and beyond	3,818
	$4,911

Some of these leases provide renewal options of varying terms. The rental cost of these renewals is not included above. Total rent expense on these leases was $302 thosuand, $270 thousand and $276 thousand for 2006, 2005 and 2004, respectively.

Note 8. Goodwill and Intangible Assets

The following table summarizes the changes in goodwill:

	December 31 2006	2005
	(amounts in thousands)	
Beginning balance	$ —	$—
Goodwill acquired	9,113	—
Ending balance	$9,113	$—

See Note 23 for information regarding goodwill acquired in 2006.

The following table summarizes the intangible assets at December 31:

2006	Customer List	Core Deposit	Total
Gross	$ 155	$ —	$ 155
Intangibles acquired during year	—	3,252	3,252
Accumulated amortization	(155)	(181)	(336)
Net	$ —	$ 3,071	$3,071
2005			
Gross	$ 414	$ —	$ 414
Accumulated amortization	(259)	—	(259)
Net	$ 155	$ —	$ 155
2004			
Gross	$ 600	$ —	$ 600
Accumulated amortization	(186)	—	(186)
Net	$ 414	$ —	$ 414

Core deposit intangibles are amortized over the estimated life of the acquired core deposits. At December 31, 2006 the remaining life was 8.5 years. See Note 23 for information regarding core deposit intangibles acquired in 2006.

The following table shows the expected amortization expense for intangible assets over the next five years:

	(amounts in thousands)
2007	$361
2008	361
2009	361
2010	361
2011	361

Note 9. Mortgage Servicing Rights

Activity pertaining to mortgage servicing rights and the related valuation allowance follows:

	For the Years Ended December 31		
	2006	**2005**	**2004**
	(Amounts in thousands)		
Cost of mortgage servicing rights:			
Beginning balance	**$1,767**	$1,672	$1,384
Originations	**277**	337	487
Amortization	**(245)**	(242)	(199)
Ending balance	**$1,799**	$1,767	$1,672
Valuation allowance:			
Beginning balance	**$ (198)**	$ (358)	$ (355)
Valuation charges	**(171)**	(145)	(138)
Valuation reversals	**83**	305	135
Ending balance	**$ (286)**	$ (198)	$ (358)
Mortgage servicing rights cost	**$1,799**	$1,767	$1,672
Valuation allowance	**(286)**	(198)	(358)
Carrying value	**$1,513**	$1,569	$1,314
Fair value	**$1,513**	$1,569	$1,314
Fair value assumptions:			
Weighted average discount rate	**10.00%**	9.00%	5.94%
Weighted average prepayment speed	**13.02%**	10.04%	15.50%

The value of mortgage servicing rights is greatly affected by changes in mortgage interest rates because of changes in prepayment speeds. The following chart shows the changes in fair value under different rate scenarios:

	2006	2005	2004
Changes in fair value:			
Rates + 1%	$ 246	$ 121	$ 163
Rates (1)%	($600)	($550)	($544)

Note 10. Deposits

Deposits are summarized as follows:

	December 31	
	2006	2005
	(Amounts in thousands)	
Demand, noninterest-bearing	$ 87,688	$ 77,354
Interest-bearing checking	78,642	75,754
Savings:		
Money market accounts	205,861	129,290
Passbook and statement savings	53,482	49,678
Total Savings and interest checking	337,985	254,722
Time:		
Deposits of $100,000 and over	35,273	24,013
Other time deposits	134,349	100,710
	169,622	124,723
Total deposits	$595,295	$456,799
Overdrawn deposit accounts reclassfied as loan balances	$ 128	$ 179

At December 31, 2006 the scheduled maturities of time deposits are as follows:

2007	$115,299
2008	31,717
2009	10,630
2010	11,786
2011	22
2012 and beyond	168
	$169,622

Note 11. Securities Sold Under Agreements to Repurchase, Short Term Borrowings and Long Term Debt

The Corporation's short-term borrowings are comprised of securities sold under agreements to repurchase and a line-of-credit with the Federal Home Loan Bank of Pittsburgh (Open Repo Plus). Securities sold under agreements to repurchase are overnight borrowings between the Bank and its commercial and municipal depositors. These accounts reprice weekly.

Open Repo Plus is a revolving term commitment used on an overnight basis. The term of this commitment may not exceed 364 days and it reprices daily at market rates. These borrowings are described below:

	December 31			
	2006		2005	
	Sweep Repurchase	FHLB Open Repo	Sweep Repurchase	FHLB Open Repo
	(Dollars in thousands)			
Ending balance	**$ 78,410**	**$6,700**	$ 52,069	$4,000
Weighted average rate at year end	**5.03%**	**5.40%**	4.02%	4.25%
Range of interest rates paid at year end	**4.25%-5.15%**	**5.40%**	3.24%-4.14%	4.25%
Maximum month-end balance during the year	**$ 79,999**	**$6,700**	$ 64,867	$7,450
Average balance during the year	**$ 69,231**	**$1,075**	$ 52,149	$2,133
Weighted average interest rate during the year	**4.77%**	**4.61%**	3.02%	2.86%

The securities that serve as collateral for securities sold under agreements to repurchase consist primarily of U.S. Government and U.S. Agency securities with a fair value of $86.8 million and $67.9 million, respectively, at December 31, 2006 and 2005.

A summary of long term debt at the end of the reporting period follows:

	December 31	
	2006	2005
	(Amounts in thousands)	
Loans from the Federal Home Loan Bank	**$38,449**	$48,546

The loans from the FHLB are comprised of term loans payable at maturity and amortizing advances. These loans have fixed interest rates ranging from 3.93% to 6.27% (weighted average rate of 5.29%) and final maturities ranging from January 2008 to October 2026. All borrowings from the FHLB are collateralized by FHLB stock, mortgage-backed securities and first mortgage loans.

The scheduled maturities of the FHLB borrowings at December 31, 2006 are as follows:

2007	$ —
2008	21,462
2009	1,160
2010	—
2011	284
2012 and beyond	15,543
	$38,449

The Corporation's maximum borrowing capacity with the FHLB at December 31, 2006, was $245.9 million. The total amount available to borrow at year-end was approximately $200.8 million.

Note 12. Federal Income Taxes

The temporary differences which give rise to significant portions of deferred tax assets and liabilities under Statement No. 109 are as follows (amounts in thousands):

	December 31	
	2006	2005
Deferred Tax Assets		
Allowance for loan losses	$2,486	$1,837
Deferred compensation	1,311	451
Pension	471	—
Capital loss carryover	460	—
Loan purchase accounting	325	—
Depreciation	—	13
Deferred loan fees and costs,net	160	160
Intangibles	200	—
Other	384	331
	5,797	2,792
Valuation allowance	(432)	—
	5,365	2,792
Deferred Tax Liabilities		
Core deposit intangibles	1,044	—
Time deposit purchase accounting	181	—
Depreciation	109	—
Joint ventures and partnerships	64	—
Pension	—	293
Mortgage servicing rights	514	534
Other comprehensive income	122	412
	2,034	1,239
Net deferred tax assets	$3,331	$1,553

As a result of the acquisition of Fulton Bancshares Corporation, Franklin Financial Services Corporation has recorded a capital loss carryover. At December 31, 2006, the Corporation had a capital loss carryover of approximately $1.4 million. This loss carryover can only be offset with capital gains for federal income tax purposes. The tax benefit of this carryover is approximately $460 thousand. The tax benefit of the carryover is comprised of approximately $30 thousand that expires December 31, 2008 and approximately $430 thousand that expires December 31, 2009. The Corporation has recorded a valuation allowance of approximately $432 thousand against the capital loss carryover.

The components of the provision for Federal income taxes attributable to income from operations were as follows:

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Current tax expense	$1,959	$1,328	$1,223
Deferred tax expense	138	(391)	(208)
Income tax provision	$2,097	$ 937	$1,015

For the years ended December 31, 2006, 2005, and 2004, the income tax provisions are different from the tax expense which would be computed by applying the Federal statutory rate to pretax operating earnings. A reconciliation between the tax provision at the statutory rate and the tax provision at the effective tax rate is as follows:

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Tax provision at statutory rate	**$ 3,287**	$2,397	$2,111
Income on tax-exempt loans and securities	**(1,047)**	(930)	(884)
Nondeductible interest expense relating to carrying tax-exempt obligations	**127**	82	61
Dividends received exclusion	**(34)**	(37)	(35)
Income from bank owned life insurance	**(181)**	(163)	(160)
Life insurance proceeds	**(20)**	—	—
Stock option compensation	**43**	—	—
Other, net	**11**	(323)	11
Tax credit	**(89)**	(89)	(89)
Income tax provision	**$ 2,097**	$ 937	$1,015

Note 13. Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities and derivatives that are recognized as separate components of shareholders' equity.

The components of other comprehensive income and related tax effects are as follows:

	For the Years Ended December 31		
	2006	2005	2004
Net Income	**$7,570**	$ 6,112	$5,192
Securities:			
Unrealized gains (losses) arising during the period	**1,223**	(2,320)	166
Reclassification adjustment for (gains) included in net income	**(165)**	(224)	(266)
Net unrealized gains (losses)	**1,058**	(2,544)	(100)
Tax effect	**(360)**	866	34
Net of tax amount	**698**	(1,678)	(66)
Derivatives:			
Unrealized gains arising during the period	**61**	185	52
Reclassification adjustment for losses included in net income	**38**	273	669
Net unrealized gains	**99**	458	721
Tax effect	**(34)**	(154)	(247)
Net of tax amount	**65**	304	474
Total other comprehensive income	**763**	(1,374)	408
Total Comprehensive Income	**$8,333**	$ 4,738	$5,600

The components of accumulated other comprehensive income included in shareholders' equity are as follows:

	For the Years Ended December 31		
	2006	**2005**	**2004**
Net unrealized gains on securities	**$ 2,407**	$1,349	$ 3,893
Tax effect	**(819)**	(458)	(1,324)
Net of tax amount	**1,588**	891	2,569
Net unrealized losses on derivatives	**(37)**	(137)	(595)
Tax effect	**13**	47	201
Net of tax amount	**(24)**	(90)	(394)
Accumulated pension adjustment	**(2,012)**	—	—
Tax effect	**684**	—	—
Net of tax amount	**(1,328)**	—	—
Total accumulated other comprehensive income	**$ 236**	$ 801	$ 2,175

Note 14. Financial Derivatives

As part of managing interest rate risk, the Bank has entered into interest rate swap agreements as vehicles to partially hedge cash flows associated with interest expense on variable rate deposit accounts. Under the swap agreements, the Bank receives a variable rate and pays a fixed rate. Such agreements are generally entered into with counterparties that meet established credit standards and most contain collateral provisions protecting the at-risk party. The Bank considers the credit risk inherent in these contracts to be negligible. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Corporation's balance sheet.

The Corporation is exposed to credit-related losses in the event of nonperformance by the counterparty to these agreements. The Corporation controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to fail its obligations.

The primary focus of the Corporation's asset/liability management program is to monitor the sensitivity of the Corporation's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Corporation simulates the net portfolio value and net interest income expected to be earned over a twelve-month period following the date of simulation. The simulation is based upon projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Corporation considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Corporation evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Information regarding the interest rate swap as of December 31, 2006 follows:

Notional Amount	Maturity Date	Interest Rate		Fair Value	Amount Expected to be Expensed into Earnings within next 12 Months
		Fixed	Variable		
		(Amounts in thousands)			
$5,000	7/11/08	5.36%	5.00%	$(37)	$18

Derivatives with a positive fair value are reflected as other assets in the balance sheet while those with a negative fair value are reflected as other liabilities. The swaps added $38 thousand to interest expense in 2006 compared to $273 thousand in 2005 and $638 thousand in 2004. As short-term interest rates increase, the net expense of the swaps decreases. The 2007 swap interest expense is expected to be less than in 2006 because of higher short-term interest rates in 2007 and a swap maturity in mid-year 2006.

Note 15. Employee Benefit Plans

The Bank has a 401(k) plan covering substantially all employees of F&M Trust who have completed one year and 1,000 hours of service. In 2006, employee contributions to the plan were matched at 100% up to 3% of each employee's deferrals plus 50% of the next 2% of deferrals from participants' eligible compensation. In addition, a 100% discretionary profit sharing contribution of up to 2% of each employee's eligible compensation was possible provided net income targets were achieved. The Personnel Committee of the Corporation's Board of Directors approves the established net income targets annually. Under this plan, the maximum amount of employee contributions in any given year is defined by Internal Revenue Service regulations. The related expense for the 401(k) plan and the profit sharing plan, as approved by the Board of Directors, was approximately $352 thousand in 2006, $228 thousand in 2005 and $220 thousand in 2004.

The Bank has a noncontributory pension plan covering substantially all employees of F&M Trust who meet certain age and service requirements. Benefits are based on years of service and the employee's compensation during the highest five consecutive years out of the last ten years of employment. The Plan was amended in December 2004 for the purpose of adopting a career-average benefit formula that is applicable to employees who are hired on or after July 1, 2004. The Bank's funding policy is to contribute annually the amount required to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for the benefits attributed to service to date but also for those expected to be earned in the future. The measurement date of the Plan is September 30 of each year.

Pension Plan asset classes include cash, fixed income securities and equities. The fixed income portion is comprised of Government Bonds, Corporate Bonds and Taxable Municipal Bonds; the equity portion is comprised of financial institution equities and individual corporate equities across a broad range of sectors. Investments are made on the basis of sound economic principles and in accordance with established guidelines. Target allocations of fund assets measured at fair value are as follows: fixed income, a range of 25% to 45%; equities, a range of 55% to 75% and cash as needed. At December 31, 2006, fixed income investments accounted for 21% of total Plan assets, equities accounted for 77% and cash accounted for 2%.

On a regular basis, the Pension and Benefits Committee (the "Committee") monitors the percent allocation to each asset class. Due to changes in market conditions, the asset allocation may vary from time to time. The Committee is responsible to direct the rebalancing of Plan assets when allocations are not within the established guidelines and to ensure that such action is implemented.

Specific guidelines for fixed income investments are that no individual bond shall have a rating of less than an A as rated by Standard and Poor and Moodys at the time of purchase. If the rating subsequently falls below an A rating, the Committee, at its next quarterly meeting, will discuss the merits of retaining that particular security. Allowable securities include obligations of the US Government and its agencies, CDs, commercial paper, corporate obligations and insured taxable municipal bonds.

General guidelines for equities are that a diversified common stock program is used and that diversification patterns can be changed with the ongoing analysis of the outlook for economic and financial conditions. Specific guidelines for equities include a sector cap and an individual stock cap. The guidelines for the sector cap direct that because the Plan sponsor is a bank, a significantly large exposure to the financial sector is permissible; therefore, there is no sector cap for financial equities. All other sectors are limited to 25% of the equity component. The individual stock cap guidelines direct that no one stock may represent more than 5% of the total equity portfolio.

The Committee revisits and determines the expected long-term rate of return on Plan assets annually. The policy of the Committee has been to take a conservative approach to all Plan assumptions. Specifically, the expected long-term rate of return has remained steady at 8% and does not fluctuate according to annual market returns. Historical investment returns play a significant role in determining what this rate should be.

On December 31, 2006, the Corporation adopted SFAS 158 which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (AOCI). SFAS 158 requires the determination of the fair value of a plan's assets at a company's year-end and recognition of actuarial gains and losses, prior service costs or credits, transition assets or obligations as a component of AOCI. These amounts were previously netted against the plan's funded status in the Corporation's Consolidated Balance Sheet. These amounts will be subsequently recognized as components of net periodic benefit costs. Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit costs will be recognized as a component of AOCI. Those amounts will subsequently be recorded as component of net periodic benefit costs as they are amortized during future periods.

The incremental effects of adopting the provisions of SFAS 158 on the Corporation's Consolidated Balance Sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Corporations Consolidated Statement of Income for the year ended December 31, 2006 or for any year presented.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
	(Amounts in thousands)		
Other Assets	$ 13,521	$ 58	$ 13,579
Total assets	799,275	58	799,333
Accrued expense and other liabilities	7,479	1,386	8,865
Total liabilities	726,333	1,386	727,719
Accumulated other comprehensive income	1,564	(1,328)	236
Total shareholders' equity	72,942	(1,328)	71,614
Total liabilities and shareholders' equity	799,275	58	799,333

The following table sets forth the plan's funded status at December 31, 2006, based on the September 30, 2006 actuarial valuation together with comparative 2005 and 2004 amounts:

	For the Years Ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Change in projected benefit obligation			
Benefit obligation at beginning of measurement year	**$12,605**	$11,921	$10,671
Service cost	**367**	428	383
Interest cost	**690**	700	680
Amendments	**11**	87	
Actuarial (gain) loss	**(134)**	(32)	656
Benefits paid	**(565)**	(499)	(469)
Benefit obligation at end of measurement year	**12,974**	12,605	11,921
Change in plan assets			
Fair value of plan assets at beginning of measurement year	**11,219**	10,979	9,961
Actual return on plan assets net of expenses	**934**	739	1,194
Employer contribution	**—**	—	293
Benefits paid	**(565)**	(499)	(469)
Fair value of plan assets at end of measurement year	**11,588**	11,219	10,979
Funded status of projected benefit obligation at end of measurement year	**$(1,386)**	$(1,386)	$ (942)
Amounts Recognized in Statement of Financial Position			
Assets			
Prepaid benefit cost	**$ —**	$ 891	$ 1,363
Liabilities			
Other liabilities	**1,386**	—	—
Shareholders' Equity			
Accumulated other comprehensive loss	**(2,012)**	—	—
Net asset included in retained earnings	**626**	891	1,363

	For the years ended December 31		
	2006	2005	2004
Components of net periodic pension cost			
Service cost	**$ 367**	$ 428	$ 383
Interest cost	**690**	700	680
Expected return on plan assets	**(880)**	(871)	(875)
Amortization of prior service cost	**20**	25	25
Amendments	**—**	130	—
Recognized net actuarial loss	**68**	61	—
Net periodic pension cost	**$ 265**	$ 473	$ 213

	For the years ended December 31		
	2006	2005	2004
Assumptions used to determine benefit obligations as of measurement date:			
Discount rate	**5.60%**	5.60%	6.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%
Assumptions used to determine net periodic benefit cost:			
Discount rate	**5.60%**	6.00%	6.50%
Expected long-term return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%
Asset allocations as of measurement date:			
Equity securities	**77%**	73%	71%
Debt securities	**21%**	20%	23%
Other	**2%**	7%	6%
Total	**100%**	100%	100%

Equity securities include the Corporation's common stock in the amounts of $78 thousand (0.7 % of total plan assets) and $71 thousand (0.7 % of total plan assets) at December 31, 2006, and December 31, 2005, respectively.

	For the years ended December 31		
	2006	2005	2004
Reconciliation of Funded Status			
Funded Status	**$ (1,386)**	$ (1,386)	$ (942)
Unrecognized net actuarial loss	**1,937**	2,194	2,155
Unrecognized prior service cost	**75**	83	150
Net asset recognized	**$ 626**	$ 891	$ 1,363
Accumulated Benefit Obligation	**$ 11,360**	$ 10,814	$ 9,789

Contributions

The Bank expects to contribute $0 to its pension plan in 2007.

Estimated future benefit payments (in thousands)		
	2007	$ 611
	2008	634
	2009	642
	2010	653
	2011	676
	2012-2016	4,131
		$ 7,347

Note 16. Stock Purchase Plan

In 2004, the Corporation adopted the Employee Stock Purchase Plan of 2004 (ESPP), replacing the ESPP of 1994 that expired in 2004. Under the ESPP of 2004, options for 250,000 shares of stock can be issued to eligible employees. The number of shares that can be purchased by each participant is defined by the plan and the Board of Directors sets the option price. However, the option price cannot be less than 90% of the fair market value of a share of the Corporation's common stock on the date the option is granted. The Board of Directors also determines the expiration date of the options; however, no option may have a term that exceeds 1 year from the grant date. ESPP options are exercisable immediately upon grant. Any shares related to unexercised options are available for future grant. As of December 31, 2006 there are 221,142 shares available for future grants. The Board of Directors may amend, suspend or terminate the ESPP at any time.

In 2002, the Corporation adopted the Incentive Stock Option Plan of 2002 (ISOP). Under the ISOP, options for 250,000 shares of stock can be issued to selected Officers, as defined in the plan. The number of options available to be awarded to each eligible Officer is determined by the Board of Directors, but is limited with respect to the aggregate fair value of the options as defined in the plan. The exercise price of the option shall be equal to the fair value of a share of the Corporation's common stock on the date the option is granted. The options have a life of 10 years and may be exercised only after the optionee has completed 6 months of continuous employment with the Corporation or its Subsidiary immediately following the grant date, or upon a change of control as defined in the plan. As of December 31, 2006 there are 190,090 shares available for future grants. The ISOP has a 10-year plan life with respect to the granting of new awards. However, awards granted prior to expiration of the plan will continue to be exercisable in accordance with the plan.

The ESPP and ISOP options outstanding at December 31, 2006 are all exercisable. The ESPP options expire on June 30, 2007 and the ISOP options expire 10 years from the grant date. The following table summarizes the stock option activity:

	ESPP Options	Weighted Average Price Per Share	Intrinsic Value
	(dollars in thousands, except per share data)		
Balance Outstanding at December 31, 2003	20,971	$22.98	
Granted	22,162	23.43	
Exercised	(6,277)	23.02	
Expired	(15,257)	22.98	
Balance Outstanding at December 31, 2004	21,599	23.43	
Granted	24,837	22.65	
Exercised	(2,079)	23.17	
Expired	(20,106)	23.43	
Balance Outstanding at December 31, 2005	24,251	22.65	
Granted	26,297	23.11	
Exercised	(2,779)	22.83	
Expired	(24,332)	22.68	
Balance Outstanding at December 31, 2006	**23,437**	**$23.11**	**$ 98**

	ISOP Options	Weighted Average Price Per Share	
Balance Outstanding at December 31, 2003	26,248	$20.47	
Granted	22,750	27.68	
Balance Outstanding at December 31, 2004	48,998	23.82	
Granted	8,850	27.42	
Exercised	(6,562)	20.47	
Forfeited	(5,375)	27.63	
Balance Outstanding at December 31, 2005	45,911	24.55	
Granted	7,600	24.92	
Exercised	(1,250)	20.00	
Forfeited	(2,975)	27.61	
Balance Outstanding at December 31, 2006	**49,286**	**$24.53**	**$137**

The following table provides information about the options outstanding at December 31, 2006:

Stock Option Plan	Options Outstanding and Exercisable	Weighted Exercise Price or Price Range	Weighted Average Exercise Price	Average Remaining Life (years)
Employee Stock Purchase Plan	23,437	$ 23.11	$23.11	0.5
Incentive Stock Option Plan	18,436	$20.00—$21.54	$20.50	5.6
Incentive Stock Option Plan	7,600	$24.61—$26.14	$24.92	9.1
Incentive Stock Option Plan	23,250	$26.15—$27.68	$27.60	7.4
ISOP Total/Average	49,286		$24.53	7.0

The fair value of the options granted has been estimated using the Black-Scholes method and the following assumptions for the years shown:

	2006	2005	2004
Employee Stock Purchase Plan			
Risk-free interest rate	**5.24%**	3.51%	2.21%
Expected volatility of the Corporation's stock	**20.35%**	23.82%	19.31%
Expected dividend yield	**3.92%**	3.80%	3.53%
Expected life (in years)	**0.5**	0.7	0.7
Weighted average fair value of options granted	**$ 2.95**	$ 5.79	$ 5.52
Incentive Stock Option Plan			
Risk-free interest rate	**4.55%**	3.86%	3.58%
Expected volatility of the Corporation's stock	**35.33%**	48.92%	15.31%
Expected dividend yield	**3.80%**	3.39%	3.04%
Expected life (in years)	**5.25**	7	7
Weighted average fair value of options granted	**$ 6.58**	$10.42	$ 4.77
Compensation expense included in net income			
ESPP	**$ 77**	$ —	$ —
ISOP	**50**	—	—
Total compensation expense included in net income	**$ 127**	$ —	$ —

Note 17. Deferred Compensation Agreement

The Corporation has entered into deferred compensation agreements with its directors and one prior officer that provides for the payment of benefits over a ten-year period, beginning at age 65. At inception, the present value of the obligations under these deferred compensation agreements amounted to approximately $600 thousand, which is being accrued over the estimated remaining service period of these officers and directors. These obligations are partially funded through life insurance covering these individuals. Expense associated with the agreements was $45 thousand for 2006, $45 thousand for 2005 and $52 thousand for 2004.

Note 18. Shareholders Equity

On July 1, 2006 the Corporation issued 492,611 shares of its commons stock in conjunction with the acquisition of Fulton Bancshares Corporation

The Board of Directors regularly authorizes the repurchase of the Corporation's $1.00 par value common stock. The repurchased shares will be held as Treasury shares available for issuance in connection with future stock dividends and stock splits, employee benefit plans, executive compensation plans, the Dividend Reinvestment Plan and other appropriate corporate purposes. The term of the repurchase plans is normally 1 year. The following table provides information regarding approved stock repurchase plans.

Plan Approved	Expiration Date	Shares Authorized	Shares Repurchased Under Approved Plan 2006	Cost
			(Amounts in thousands, except share information)	
July 13, 2006	July 12, 2007	100,000	**14,600**	$ 386
August 25, 2005	August 24, 2006	50,000	**16,192**	$ 414

	2006	2005
Number of Treasury shares held at year-end	**461,411**	454,650

Note 19. Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments that are not reflected in the accompanying financial statements and are commonly referred to as off-balance-sheet instruments. These financial instruments are entered into primarily to meet the financing needs of the Bank's customers and include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss in the event of nonperformance by other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The Bank had the following outstanding commitments as of December 31:

	2006	2005
	(Amounts in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commercial commitments to extend credit	$ 80,125	$49,393
Consumer commitments to extend credit (secured)	34,176	29,178
Consumer commitments to extend credit (unsecured)	6,031	8,110
	$120,332	$86,681
Standby letters of credit	17,021	$ 9,700

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses with the exception of home equity lines and personal lines of credit and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

Standby letters of credit are instruments issued by the Bank, which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the nonperformance of an obligation or service. Most standby letters of credit are extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

Most of the Bank's business activity is with customers located within its primary market and does not involve any significant concentrations of credit to any one entity or industry.

In the normal course of business, the Corporation has commitments, lawsuits, contingent liabilities and claims. However, the Corporation does not expect that the outcome of these matters will have a material adverse effect on its consolidated financial position or results of operations.

Note 20. Disclosures About Fair Value of Financial Instruments

FASB Statement No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison with independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities:

For debt and marketable equity securities available for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates its fair value due to redemption provisions.

Loans, net and Loans Held for Sale:

The fair value of fixed-rate loans is estimated for each major type of loan (e.g. real estate, commercial, industrial and agricultural and consumer) by discounting the future cash flows associated with such loans using rates currently offered for loans with similar terms to borrowers of comparable credit quality. The model considers scheduled principal maturities, repricing characteristics, prepayment assumptions and interest cash flows. The discount rates used are estimated based upon consideration of a number of factors including the treasury yield curve, expense and service charge factors. For variable rate loans that reprice frequently and have no significant change in credit quality, carrying values approximate the fair value.

Mortgage servicing rights:

The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available. Assumptions such as loan default rates, costs to service, and prepayment speeds significantly affect the estimate of future cash flows.

Deposits, Securities sold under agreements to repurchase and Other borrowings:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit and long-term debt is estimated by discounting the future cash flows using rates approximating those currently offered for certificates of deposit and borrowings with similar remaining maturities. Other borrowings consist of a line of credit with the FHLB at a variable interest rate and securities sold under agreements to repurchase, for which the carrying value approximates a reasonable estimate of the fair value.

Accrued interest receivable and payable:

The carrying amount is a reasonable estimate of fair value.

Derivatives:

The fair value of the interest rate swaps is based on amounts required to settle the contracts.

Off balance sheet financial instruments:

Outstanding commitments to extend credit and commitments under standby letters of credit include fixed and variable rate commercial and consumer commitments. The fair value of the commitments is estimated using the fees currently charged to enter into similar agreements.

The estimated fair value of the Corporation's financial instruments at December 31 are as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Amounts in thousands)			
Financial assets:				
Cash and equivalents	**$ 22,148**	**$ 22,148**	$ 24,738	$ 24,738
Investment securities available for sale and restricted stock	**192,487**	**192,487**	167,244	167,244
Loans held for sale	**2,561**	**2,561**	1,328	1,328
Net Loans	**521,684**	**526,111**	391,788	390,865
Accrued interest receivable	**4,754**	**4,754**	3,481	3,481
Mortgage servicing rights	**1,513**	**1,513**	1,570	1,570
Financial liabilities:				
Deposits	**$595,295**	**$594,051**	$456,799	$454,903
Securities sold under agreements to repurchase	**78,410**	**78,410**	52,069	52,069
Short term borrowings	**6,700**	**6,700**	4,000	4,000
Long term debt	**38,449**	**38,924**	48,546	49,378
Accrued interest payable	**2,053**	**2,053**	1,477	1,477
Interest rate swaps	**37**	**37**	136	136
Off Balance Sheet financial instruments:				
Commitments to extend credit	**—**	**—**	—	—
Standby letters-of-credit	**—**	**—**	—	—

Note 21. Parent Company (Franklin Financial Services Corporation) Financial Information

Balance Sheets	December 31	
	2006	2005
	(Amounts in thousands)	
Assets:		
Due from bank subsidiary	**$ 303**	$ 23
Investment securities	**3,659**	3,534
Equity investment in subsidiaries	**63,529**	47,716
Other assets	**4,424**	4,559
Total assets	**$71,915**	$55,832
Liabilities:		
Deferred tax liability	**$ 293**	$ 162
Accrued expenses	**8**	—
Total liabilities	**301**	162
Shareholders' equity	**71,614**	55,670
Total liabilities and shareholders' equity	**$71,915**	$55,832

Statements of Income

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Income:			
Dividends from Bank subsidiary	**$ 5,076**	$ 4,451	$ 3,532
Interest and dividend income	**120**	110	134
Gain on sale of securities	**165**	178	258
Other income	**—**	(27)	47
	5,361	4,712	3,971
Expenses:			
Operating expenses	**921**	755	701
Income before equity in undistributed income of subsidiaries	**4,440**	3,957	3,270
Equity in undistributed income of subsidiaries	**3,130**	2,155	1,922
Net income	**$ 7,570**	$ 6,112	5,192

Statements of Cash Flows

	Years ended December 31		
	2006	2005	2004
	(Amounts in thousands)		
Cash flows from operating activities			
Net income	**$ 7,570**	$ 6,112	$ 5,192
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in of undistributed income of subsidiary	**(3,130)**	(2,155)	(1,922)
Securities gains	**(165)**	(178)	(258)
Loss on sale of real estate	**—**	56	—
(Increase) decrease in due from bank subsidiary	**(280)**	15	82
Decrease (increase) in other assets	**113**	(25)	(195)
Loss (income) on equity method investments	**21**	44	(47)
Stock option compensation	**127**	—	—
Other, net	**—**	(186)	77
Net cash provided by operating activities	**4,256**	3,683	2,929
Cash flows from investing activities			
Proceeds from sales of investment securities	**1,238**	579	623
Purchase of investment securities	**(684)**	(604)	(249)
Proceeds from sale of real estate	**—**	103	—
Investment in subsidiary	**(1,060)**	(50)	(488)
Net cash (used in) provided by investing activities	**(506)**	28	(114)
Cash flows from financing activities			
Dividends paid	**(3,559)**	(3,197)	(2,950)
Common stock issued under stock option plans	**88**	181	144
Treasury shares issued to dividend reinvestment plan	**521**	—	—
Cash paid in lieu of fractional shares on stock split	—	—	(9)
Purchase of treasury shares	**(800)**	(695)	—
Net cash used in financing activities	**(3,750)**	(3,711)	(2,815)
Increase in cash and cash equivalents	**—**	—	
Cash and cash equivalents as of January 1	**—**	—	—
Cash and cash equivalents as of December 31	**$ —**	$ —	$ —

Note 22. Quarterly Results of Operations

The following is a summary of the quarterly results of consolidated operations of Franklin Financial for the years ended December 31, 2006 and 2005:

2006	Three months ended March 31	June 30	September 30	December 31
	(Amounts in thousands, except per share)			
Interest income	$8,399	$9,170	$11,544	$11,790
Interest expense	3,834	4,377	5,724	6,022
Net interest income	4,565	4,793	5,820	5,768
Provision for loan losses	180	60	—	0
Other noninterest income	1,729	2,112	2,104	2,146
Securities gains	95	—	—	70
Noninterest expense	4,467	4,299	5,246	5,284
Income before income taxes	1,742	2,546	2,678	2,700
Income taxes	253	668	577	598
Net Income	$1,489	$1,878	$ 2,101	$ 2,102
Basic earnings per share	$ 0.44	$ 0.56	$ 0.55	$ 0.55
Diluted earnings per share	$ 0.44	$ 0.56	$ 0.55	$ 0.55
Dividends declared per share	$ 0.24	$ 0.25	$ 0.25	$ 0.25

2005	Three months ended March 31	June 30	September 30	December 31
Interest income	$6,568	$7,212	$7,720	$8,211
Interest expense	2,518	2,780	3,237	3,638
Net interest income	4,050	4,432	4,483	4,573
Provision for loan losses	106	80	120	120
Other noninterest income	1,286	1,566	1,932	1,987
Securities gains	155	64	5	—
Noninterest expense	4,226	4,212	4,237	4,384
Income before income taxes	1,159	1,770	2,063	2,056
Income taxes	(230)	317	421	429
Net Income	$1,389	$1,453	$1,642	$1,627
Basic earnings per share	$ 0.41	$ 0.43	$ 0.49	$ 0.48
Diluted earnings per share	$ 0.41	$ 0.43	$ 0.49	$ 0.48
Dividends declared per share	$ 0.23	$ 0.24	$ 0.24	$ 0.24

Due to rounding, the sum of the quarters may not equal the amount reported for the year.

Note 23. Acquisition

On July 1, 2006, Franklin Financial Services Corporation completed its acquisition of Fulton Bancshares Corporation. In connection with the transaction, The Fulton County National Bank and Trust Company, a subsidiary of Fulton Bancshares was merged with and into Farmers and Merchants Trust Company of Chambersburg, a subsidiary of Franklin Financial Services Corporation. The acquisition added approximately $123 million in assets and 6 community-banking offices in Fulton and Huntingdon counties to Franklin Financial Services Corporation. Management believes that the acquisition gave it access to a contiguous market, via an established network, that could be expanded with the product offerings of the Corporation.

In accordance with the terms of the merger agreement, the shareholders of Fulton Bancshares Corporation were entitled to receive, for each share of Fulton Bancshares common stock they own, (a) $48.00 cash, (b) 1.864 shares of Franklin common stock, or (c) a mix of Franklin common stock and cash. As a result of the transaction, Franklin Financial issued 492,611 shares of its common stock to former shareholders of Fulton Bancshares.

The following table summarizes the preliminary purchase price allocation based on estimated fair values of the assets and liabilities assumed at the date of the acquisition:

	(Amounts in thousands)
Assets:	
Cash and cash equivalents	$ 3,725
Investment securities	148
Net loans	73,154
Core deposit intangible	3,252
Premises and equipment	3,173
Bank owned life insurance	5,465
Receivable from investments	33,591
Other assets	1,303
Total identifiable assets	$123,811
Liabilities:	
Total deposits	$105,974
Short-term borrowings	400
Other liabilities	2,702
Total liabilities	$109,076

In accordance with SFAS 141, Franklin Financial Services Corporation used the purchase method of accounting to record this transaction. The $9.1 million of goodwill recorded from the acquisition is calculated below. The goodwill recorded was allocated to the banking subsidiary as all of the assets and liabilities acquired are related to the banking subsidiary, in accordance with SFAS 142. The goodwill will not be amortized in accordance with SFAS 142 and is not deductible for tax purposes.

	(dollars in thousands, except per share amounts)	
Franklin Financial common stock issued	492,611	
Average purchase price of Franklin Financial common share	$ 25.50	
Purchase price of acquired Fulton shares		$12,562
Cash paid to Fulton shareholders		10,969
Transaction costs		317
Total Purchase Price		**23,848**
Net Assets Acquired:		
Fulton Bancshares shareholders' equity	13,244	
Adjustments to reflect assets acquired at fair value:		
Loans	(1,047)	
Core deposit intangible	3,252	
Bank premises	(14)	
Adjustments to reflect liabilities acquired at fair value:		
Time deposits	(821)	
Other liabilities	754	
Deferred tax liabilities	767	
Net Assets Acquired		**14,735**
Goodwill resulting from acquisition		**$ 9,113**

The following unaudited pro forma combined results of operations for the periods shown below give effect to the merger as if the merger had been completed on January 1, 2006 and 2005, respectively. The pro forma results show the combination of Fulton Bancshares' results into Franklin Financial Services Corporation's consolidated statements of income. While adjustments have been made for the estimated effect of purchase accounting, the pro forma results do not reflect the actual result the combined company would have achieved had the combination occurred at the beginning of the periods presented.

	Pro forma	
	Twelve months ended December 31 2006	Twelve months ended December 31 2005
	(in thousands, except per share)	
Net interest income	$23,145	$21,762
Other income	8,596	7,608
Net income	6,082	5,104
Diluted earnings per share	1.69	1.32

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2006, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the company's internal control over financial reporting is effective based on those criteria.

There were no changes during the fourth quarter of 2006 in the Company's internal control over financial reporting which materially affected, or which are reasonably likely to affect, the Company's internal control over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Beard Miller Company LLP, an independent registered public accounting firm, as stated in their report which is included herein.

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Franklin Financial Services Corporation
Chambersburg, Pennsylvania

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Franklin Financial Services Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Franklin Financial Services Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Franklin Financial Services Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Franklin Financial Services Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Franklin Financial Services Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 1, 2007

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item relating to the directors and executive officers of the Corporation is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS—Information about Nominees, Continuing Directors and Executive Officers" and under the heading "ADDITIONAL INFORMATION—Executive Officers" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this item relating to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the heading "ADDITIONAL INFORMATION—Compliance with Section 16(a) of the Exchange Act" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this item relating to the Corporation's code of ethics is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING CORPORATE GOVERNANCE POLICIES, PRACTICES AND PROCEDURES" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this item relating to material changes to the procedures by which the Corporation's shareholders may recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS—Nominations for Election of Directors" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this item relating to the Corporation's audit committee and relating to an audit committee financial expert is incorporated herein by reference to the information set forth under the heading "COMMITTEES OF THE BOARD OF DIRECTORS—Audit Committee" appearing, in the Corporation's proxy statement dated March 27, 2007.

Item 11. Executive Compensation

The information required by this item relating to executive compensation is incorporated herein by reference to the information set forth under the heading "EXECUTIVE COMPENSATION" appearing in the Corporation's proxy statement dated March 27, 2007; provided, however, that the information set forth under the subheading "Compensation Committee Report" is intended to be furnished and not filed.

The information required by this item relating to the compensation committee interlocks and insider participation is incorporated herein by reference to the information set forth under the heading "COMMITTEES OF THE BOARD OF DIRECTORS—Compensation Committee Interlocks and Insider Participation" appearing in the Corporation's proxy statement dated March 27, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item relating to securities authorized for issuance under executive compensation plans is incorporated herein by reference to the information set forth under the heading "EXECUTIVE COMPENSATION—Compensation Tables and Additional Compensation Disclosure—

Equity Compensation Plan Information" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this Item relating to security ownership of certain beneficial owners is incorporated herein by reference to the information set forth under the heading "GENERAL INFORMATION—Voting of Shares and Principal Holders Thereof" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this Item relating to security ownership of management is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS—Information about Nominees, Continuing Directors and Executive Officers" appearing in the Corporation's proxy statement dated March 27, 2007

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item relating to transactions with related persons is incorporated herein by reference to the information set forth under the heading "ADDITIONAL INFORMATION—Transactions with Related Persons" appearing in the Corporation's proxy statement dated March 27, 2007.

The information required by this Item relating to director independence is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS—Director Independence "and under the heading "Additional Information—Transactions with Related Persons" appearing in the Corporation's proxy statement dated March 27, 2007.

Item 14. Principal Accountant Fees and Services

The information required by this Item relating to principal accountant fees and services is incorporated herein by reference to the information set forth under the heading "RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS" appearing in the Corporation's proxy statement dated March 27, 2007.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) The following Consolidated Financial Statements of the Corporation:

Report of Independent Registered Public Accountant

Consolidated Balance Sheets—December 31, 2006 and 2005,

Consolidated Statements of Income—Years ended December 31, 2006, 2005 and 2004,

Consolidated Statements of Changes in Shareholders' Equity—Years ended December 31, 2006, 2005 and 2004,

Consolidated Statements of Cash Flows—Years ended December 31, 2006, 2005 and 2004,

Notes to Consolidated Financial Statements.

(2) All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

(3) The following exhibits are filed as part of this report:

3.1	Articles of Incorporation of the Corporation.
3.2	Bylaws of the Corporation.
10.1	Deferred Compensation Agreements with Bank Directors.
10.2	Directors' Deferred Compensation Plan
10.3	Incentive Stock Option Plan
10.4	Management Group Pay for Performance Plan
21	Subsidiaries of the Corporation
23.1	Consent of Beard Miller Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
32.2	Section 1350 Certification

(c) The exhibits required to be filed as part of this report are submitted as a separate section of this report.

(d) Financial Statement Schedules: None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANKLIN FINANCIAL SERVICES CORPORATION
By: /s/ William E. Snell, Jr.
William E. Snell, Jr.
President and Chief Executive Officer

Dated: March 15, 2007

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles M. Sioberg Charles M. Sioberg	Chairman of the Board and Director	March 15, 2007
/s/ William E. Snell, Jr. William E. Snell, Jr.	President and Chief Executive Officer and Director	March 15, 2007
/s/ Mark R. Hollar Mark R. Hollar	Treasurer and Chief Financial Officer (Principal Financial And Accounting Officer)	March 15, 2007
/s/ Charles S. Bender II Charles S. Bender II	Director	March 15, 2007
/s/ Martin R. Brown Martin R. Brown	Director	March 15, 2007
/s/ G. Warren Elliott G. Warren Elliott	Director	March 15, 2007
/s/ Donald A. Fry Donald A. Fry	Director	March 15, 2007
/s/ Allan E. Jennings, Jr. Allan E. Jennings, Jr.	Director	March 15, 2007
/s/ Stanley J. Kerlin Stanley J. Kerlin	Director	March 15, 2007
/s/ H. Huber McCleary H. Huber McCleary	Director	March 15, 2007
/s/ Jeryl C. Miller Jeryl C. Miller	Director	March 15, 2007
/s/ Stephen E. Patterson Stephen E. Patterson	Director	March 15, 2007
/s/ Kurt E. Suter Kurt E. Suter	Director	March 15, 2007
/s/ Martha B. Walker Martha B. Walker	Director	March 15, 2007

Exhibit Index for the Year Ended December 31, 2006

Item	Description
3.1	Articles of Incorporation of the Corporation. (Filed as Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
3.2	Bylaws of the Corporation. (Filed as Exhibit 3 (i) to Current Report on Form 8-K filed on December 20, 2004 and incorporated herein by reference.)
10.1	Deferred Compensation Agreements with Bank Directors. (Filed as Exhibit 10.1 to Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
10.2	Director's Deferred Compensation Plan. (Filed as Exhibit 10.2 to Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
10.3	Incentive Stock Option Plan (Filed as Exhibit 99.1 to Registration Statement No. 3390348 on Form S-8 and incorporated herein by reference.)
10.4	Management Group Pay for Performance Program
21	Subsidiaries of Corporation
23.1	Consent of Beard Miller Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
32.2	Section 1350 Certification

Franklin
Financial
Services
Corporation

END

PO Box 6010 • Chambersburg, PA 17201 • 888-264-6116 • www.franklinfin.com

